SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2025

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Ambev S.A.

Interim consolidated
financial statements at
September 30, 2025
and report on review

Report on review of interim

consolidated financial statements

To the Board of Directors and Shareholders

Ambev S.A.

Introduction

We have reviewed the accompanying interim consolidated balance sheet of Ambev S.A. and its subsidiaries ("Company") as at September 30, 2025, the related interim consolidated income statement and statement of comprehensive income for the quarter and nine-month periods then ended and the related interim consolidated statements of changes in equity and cash flows for the nine-month period then ended, and notes, comprising a summary of material accounting policies and other explanatory information.

Management is responsible for the preparation and fair presentation of these interim consolidated financial statements in accordance with the accounting standard International Accounting Standard (IAS) 34 - Interim Financial Reporting, of the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these interim consolidated financial statements based on our review.

Scope of review

We conducted our review in accordance with International Standards on Reviews of Interim Financial Information (ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of people responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial statements referred to above are not prepared, in all material respects, in accordance with IAS 34.

São Paulo, October 29, 2025

PricewaterhouseCoopers Auditores Independentes Ltda. CRC 2SP000160/O-5	Sergio Eduardo Zamora Contador CRC 1SP168728/O-4

www.pwc.com.br	PricewaterhouseCoopers Auditores Independentes Ltda. Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16[o], São Paulo, SP, Brasil, 04538-132 T: +55 (11) 4004-8000

Contents

INTERIM CONSOLIDATED INCOME STATEMENT	6
INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	7
INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY	8
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS	10
1. CORPORATE INFORMATION	11
2. BASIS OF PREPARATION AND PRESENTATION OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS	12
3. SUMMARY OF MATERIAL ACCOUNTING POLICIES	14
4. USE OF ESTIMATES AND JUDGMENTS	15
5. CASH AND CASH EQUIVALENTS AND INVESTMENT SECURITIES	15
6. INVENTORIES	16
7. RECOVERABLE TAXES	17
8. INCOME TAX AND SOCIAL CONTRIBUTION	18
9. PROPERTY, PLANT AND EQUIPMENT	21
10. TRADE PAYABLES	23
11. INTEREST-BEARING LOANS AND BORROWING	23
12. PROVISIONS, CONTINGENT LIABILITIES AND CONTINGENT ASSETS	24
13. CHANGES IN EQUITY	28
14. SEGMENT REPORTING	32
15. NET SALES	36
16. OTHER OPERATING INCOME/(EXPENSES)	36
17. EXCEPTIONAL ITEMS	36
18. FINANCIAL RESULTS	37
19. SHARE-BASED PAYMENTS	37
20. FINANCIAL INSTRUMENTS AND RISKS	39
21. COLLATERAL, CONTRACTUAL COMMITMENTS TO SUPPLIERS, ADVANCES FROM CUSTOMERS AND OTHERS	47
22. RELATED PARTIES	48
23. EVENTS AFTER THE REPORTING PERIOD	49

AMBEV S.A.

INTERIM CONSOLIDATED BALANCE SHEET

All amounts in thousands of Brazilian Reais

Assets	Note	09/30/2025	12/31/2024

Cash and cash equivalents	5.1	18,309,248	28,595,666
Investment securities	5.2	1,531,673	1,242,001
Trade receivables		5,591,935	6,269,863
Derivative financial instruments	20	365,430	1,218,561
Inventories	6	10,471,858	11,689,767
Recoverable taxes	7	3,286,686	3,582,275
Other assets		2,013,526	1,557,651
Assets held for sale	1.3.2	369,814	-
Current assets		41,940,170	54,155,784

Investment securities	5.2	99,456	184,454
Derivative financial instruments	20	-	26
Recoverable taxes	7	10,185,526	10,503,977
Deferred tax assets	8.1	9,140,164	8,691,670
Other assets		1,310,425	1,462,588
Employee benefits		26,912	70,483
Long term assets		20,762,483	20,913,198

Investments in associates and joint ventures		345,557	395,393
Property, plant and equipment	9	26,398,876	30,170,194
Intangible assets		10,798,183	12,530,712
Goodwill		40,509,726	44,342,668

Non-current assets		98,814,825	108,352,165

Total assets		140,754,995	162,507,949

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

INTERIM CONSOLIDATED BALANCE SHEET (CONTINUED)

All amounts in thousands of Brazilian Reais

Equity and liabilities	Note	09/30/2025	12/31/2024

Trade payables	10	19,324,761	25,223,522
Derivative financial instruments	20	1,251,786	204,721
Interest-bearing loans and borrowing	11	1,049,136	1,276,391
Bank overdrafts	5.1	1,549	-
Payroll and social security payables		2,316,966	2,779,753
Dividends and interest on capital payables		3,820,229	8,487,242
Income tax and social contribution payable		1,397,113	1,941,540
Taxes and contributions payable		3,983,332	5,648,399
Other liabilities		2,960,661	3,386,235
Provisions	12	471,568	440,911
Current liabilities		36,577,101	49,388,714

Trade payables	10	369,361	327,706
Derivative financial instruments	20	4,368	6,720
Interest-bearing loans and borrowing	11	1,845,381	2,176,337
Deferred tax liabilities	8.1	4,016,803	5,007,711
Income tax and social contribution payable		773,164	1,372,387
Taxes and contributions payable		646,206	597,449
Other liabilities, including put options granted on subsidiaries		1,103,256	1,142,775
Provisions	12	755,119	670,904
Employee benefits		1,935,824	2,236,732
Non-current liabilities		11,449,482	13,538,721

Total liabilities		48,026,583	62,927,435

Equity	13
Issued capital		58,275,696	58,226,036
Reserves		106,907,396	108,973,429
Carrying value adjustments		(80,585,223)	(68,557,326)
Retained earnings/(losses)		7,429,566	-
Equity attributable to Ambev’s shareholders		92,027,435	98,642,139
Non-controlling interest		700,977	938,375
Total equity		92,728,412	99,580,514

Total equity and liabilities		140,754,995	162,507,949

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

INTERIM CONSOLIDATED INCOME STATEMENT

For the nine and three-month periods ended September 30

All amounts in thousands of Brazilian Reais unless otherwise stated

		Nine-month period ended:		Three-month period ended:
	Note	2025	2024	2025	2024

Net sales	15	63,434,834	62,417,251	20,847,262	22,096,739
Cost of sales		(31,111,860)	(31,091,577)	(10,120,005)	(10,972,603)
Gross profit		32,322,974	31,325,674	10,727,257	11,124,136

Distribution expenses		(8,016,710)	(8,269,753)	(2,559,668)	(2,828,265)
Commercial expenses		(6,162,739)	(6,123,679)	(1,919,906)	(2,028,008)
Administrative expenses		(4,270,205)	(4,313,400)	(1,355,011)	(1,530,002)
Other operating income/(expenses)	16	1,768,182	1,707,934	567,129	595,321
Exceptional items	17	772,901	(48,178)	845,476	(18,882)
Income from operations		16,414,403	14,278,598	6,305,277	5,314,300

Finance income	18	2,015,663	1,646,048	671,550	515,567
Finance expenses	18	(3,347,378)	(2,853,655)	(1,214,511)	(936,110)
Other net financial results	18	(1,584,645)	(496,085)	(543,032)	(260,982)
Net financial results		(2,916,360)	(1,703,692)	(1,085,993)	(681,525)

Share of results of associates and joint ventures		(8,130)	1,822	(5,392)	36,844
Income before income tax		13,489,913	12,576,728	5,213,892	4,669,619

Income tax expenses	8.2	(2,030,978)	(2,754,357)	(350,172)	(1,103,318)
Net income		11,458,935	9,822,371	4,863,720	3,566,301

Attributable to:
Equity holders of Ambev		11,156,796	9,556,858	4,745,128	3,460,273
Non-controlling interest		302,139	265,513	118,592	106,028

Basic earnings per share – common – R$		0.7141	0.6073	0.3041	0.2200
Diluted earnings per share – common – R$		0.7109	0.6040	0.3028	0.2188

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the nine and three-month periods ended September 30

All amounts in thousands of Brazilian Reais

	Nine-month period ended:		Three-month period ended:
	2025	2024	2025	2024

Net income	11,458,935	9,822,371	4,863,720	3,566,301

Items that may be subsequently reclassified to profit or loss:
Exchange differences on the translation of foreign operations (gains/(losses))
Investment hedges – put options granted on subsidiaries	122,029	(74,043)	47,607	22,643
Gains/losses on translation of other foreign operations	(10,713,752)	4,133,385	(3,482,641)	(1,174,030)
Gains/losses on translation of foreign operations	(10,591,723)	4,059,342	(3,435,034)	(1,151,387)

Cash flow hedge – gains/(losses)
Recognized in equity (Hedge reserve)	(924,368)	152,046	(102,234)	(134,157)
Reclassified from equity (hedge reserve) to profit or loss	(587,838)	(256,138)	(65,683)	(217,778)
Total cash flow hedge	(1,512,206)	(104,092)	(167,917)	(351,935)

Items that will not be reclassified to profit or loss:
Re-measurements of post-employment benefits	(537)	496	499	(365)

Other comprehensive (loss)/income	(12,104,466)	3,955,746	(3,602,452)	(1,503,687)

Total comprehensive (loss)/income	(645,531)	13,778,117	1,261,268	2,062,614

Attributable to:
Equity holders of Ambev	(798,971)	13,453,868	1,166,716	1,999,486
Non-controlling interest	153,440	324,249	94,552	63,128

The consolidated statement of comprehensive income is presented net of income tax. The income tax effects of these items are disclosed in note 8.1 –Income tax and social contribution.

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the nine-month periods ended September 30

All amounts in thousands of Brazilian Reais

		Attributable to the equity holders of Ambev
		Issued capital	Capital reserves	Profit reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interest	Total equity
At January 1, 2024	Note	58,177,929	55,479,564	43,189,840	-	(77,878,043)	78,969,290	1,174,512	80,143,802

Net Income		-	-	-	9,556,858	-	9,556,858	265,513	9,822,371

Comprehensive income:
Gains/(losses) on cumulative translation adjustment [CTA]	13.4	-	-	-	-	3,998,332	3,998,332	61,010	4,059,342
Cash flow hedges	13.4	-	-	-	-	(101,858)	(101,858)	(2,234)	(104,092)
Actuarial gains/(losses)	13.4	-	-	-	-	536	536	(40)	496
Total comprehensive income		-	-	-	9,556,858	3,897,010	13,453,868	324,249	13,778,117
Capital increase	13.1	48,107	-	-	-	-	48,107	-	48,107
Effects of the application of IAS 29 (hyperinflation)		-	-	-	5,256,878	-	5,256,878	10,589	5,267,467
Gains/(losses) of controlling interest	13.2 e 13.4	-	1,958	-	-	517,291	519,249	(518,385)	864
Taxes on deemed dividends		-	-	-	-	(17,276)	(17,276)	-	(17,276)
Dividends		-	-	-	-	-	-	(248,391)	(248,391)
Share buybacks, results from treasury shares, and share-based payments	13.2	-	(110,548)	-	-	-	(110,548)	1,115	(109,433)
Statute-barred /(additional) dividends		-	-	-	20,820	-	20,820	-	20,820
At September 30, 2024		58,226,036	55,370,974	43,189,840	14,834,556	(73,481,018)	98,140,388	743,689	98,884,077

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (CONTINUED)

For the nine-month periods ended September 30

All amounts in thousands of Brazilian Reais

		Attributable to the equity holders of Ambev
		Issued capital	Capital reserves	Profit reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interest	Total equity
At January 1, 2025	Note	58,226,036	55,336,410	53,637,019	-	(68,557,326)	98,642,139	938,375	99,580,514

Net Income		-	-	-	11,156,796	-	11,156,796	302,139	11,458,935

Comprehensive income:
Gains/(losses) on cumulative translation adjustment [CTA]	13.4	-	-	-	-	(10,440,425)	(10,440,425)	(151,298)	(10,591,723)
Cash flow hedges	13.4	-	-	-	-	(1,514,838)	(1,514,838)	2,632	(1,512,206)
Actuarial gains/(losses)	13.4	-	-	-	-	(504)	(504)	(33)	(537)
Total comprehensive income		-	-	-	11,156,796	(11,955,767)	(798,971)	153,440	(645,531)
Capital increases/(reduction) in associates and subsidiaries	13.1	49,660	-	-	-	-	49,660	(28,007)	21,653
Effects of the application of IAS 29 (hyperinflation)		-	-	-	1,725,302	-	1,725,302	(3,065)	1,722,237
Gains/(losses) of controlling interest	13.4	-	-	-	-	1,828	1,828	(1,774)	54
Taxes on deemed dividends	13.4	-	-	-	-	(62,230)	(62,230)	-	(62,230)
Dividends	13.3.2	-	-	(496,600)	(5,502,126)	-	(5,998,726)	(313,121)	(6,311,847)
Share buybacks, results from treasury shares, and share-based payments	13.2	-	(1,569,433)	-	-	-	(1,569,433)	1,112	(1,568,321)
Statute-barred /(additional) dividends		-	-	-	37,866	-	37,866	-	37,866
Other		-	-	-	11,728	(11,728)	-	(45,983)	(45,983)
At September 30, 2025		58,275,696	53,766,977	53,140,419	7,429,566	(80,585,223)	92,027,435	700,977	92,728,412

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

For the nine and three-month periods ended September 30

All amounts in thousands of Brazilian Reais

		Nine-month period ended:		Three-month period ended:
	Note	2025	2024	2025	2024

Net income		11,458,935	9,822,371	4,863,720	3,566,301
Adjustments:
Depreciation, amortization and impairment		5,015,001	5,082,448	1,599,347	1,730,270
Impairment losses on receivables and inventory		200,657	245,746	61,573	68,443
Additions to/(reversals of) provisions and employee benefits		274,822	210,409	75,245	79,366
Net financial results	18	2,916,360	1,703,692	1,085,993	681,525
Losses/(gains) on sales of property, plant and equipment and intangible assets	16	(71,948)	(74,887)	(9,870)	(32,998)
Losses/(gains) on sales of operations in subsidiaries		(884,467)	-	(884,467)	-
Share-based payment expenses		306,106	287,241	99,999	102,759
Income tax expenses	8.2	2,030,978	2,754,357	350,172	1,103,318
Share of results of associates and joint ventures		8,130	(1,822)	5,392	(36,844)
Hedge operations	20	(794,848)	(374,885)	(97,392)	(345,416)
Cash flow from operating activities before changes in working capital		20,459,726	19,654,670	7,149,712	6,916,724

(Increase)/decrease in trade and other receivables		784,361	(264,803)	(136,982)	19,185
(Increase)/decrease in inventories		(35,871)	(1,270,465)	519,315	78,927
Increase/(decrease) in trade and other payables		(6,665,001)	(3,426,717)	311,273	946,601
Cash generated from operations		14,543,215	14,692,685	7,843,318	7,961,437

Interest paid		(607,173)	(404,664)	(227,871)	(133,940)
Interest received		986,178	1,098,880	336,721	346,209
Dividends received		21,992	21,411	14,980	10,032
Income tax paid		(3,745,856)	(3,223,555)	(1,048,162)	(75,306)
Cash flow from operating activities		11,198,356	12,184,757	6,918,986	8,108,432

Proceeds from sales of property, plant and equipment and intangible assets		105,129	117,484	38,415	26,521
Acquisitions of property, plant and equipment and intangible assets		(2,960,298)	(3,229,988)	(1,043,944)	(1,186,002)
Sale/(acquisition) of subsidiaries, net of cash acquired		201,611	3,373	241,824	(186)
Investments in short-term debt securities and net proceeds/(acquisitions) of debt securities		(268,856)	(877,164)	(411,267)	32,060
Net proceeds/(acquisitions) of other assets		6,713	(6,424)	4,979	(6,424)
Cash flow from/(used in) investing activities		(2,915,701)	(3,992,719)	(1,169,993)	(1,134,031)

Capital increases(reduction)/ in associates and subsidiaries		(3,704)	17,486	27	-
Capital increases/(reduction) in non-controlling interest		-	(1,343)	-	(46)
Proceeds from/(buybacks of) treasury shares		(1,831,123)	(367,555)	-	(228)
Acquisitions of non-controlling interest		(23)	(1,716,959)	-	-
Proceeds from borrowing		9,514	460,300	(41,168)	27,057
Repayments of borrowing		(131,248)	(557,375)	(39,835)	(49,534)
Cash net of finance costs other than interest		(2,457,623)	(1,741,399)	(807,502)	(647,635)
Payments of lease liabilities		(847,236)	(994,874)	(252,982)	(327,556)
Dividends and interest on capital paid		(10,773,743)	(187,504)	(2,081,745)	(89,948)
Cash flow from/(used in) financing activities		(16,035,186)	(5,089,223)	(3,223,205)	(1,087,890)

Net increase/(decrease) in cash and cash equivalents		(7,752,531)	3,102,815	2,525,788	5,886,511
Cash and cash equivalents at the beginning of the period		28,595,666	16,059,003	16,404,025	14,154,434
Effects of exchange rate fluctuations on cash and cash equivalents		(2,535,436)	622,544	(622,114)	(256,583)
Cash and cash equivalents at the end of the period		18,307,699	19,784,362	18,307,699	19,784,362

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

1.	CORPORATE INFORMATION

1.1 Description of business

Ambev S.A. (referred to as the “Company” or “Ambev”) together with its subsidiaries (the “Group” or “Consolidated”), headquartered in São Paulo, São Paulo State, Brazil, has as its corporate purpose the production and sale of beer, draft beer, soft drinks, other non-alcoholic beverages, malt and food in general, either directly or through participation in other companies, as well as the advertising of both its own and of third party products, the sale of promotional and advertising materials, and the direct or indirect exploitation of bars, restaurants, snack bars and similar establishments, among others.

The Group’s main own brands are Brahma®, Skol®, Antarctica®, Original®, Quilmes®, Andes Origen®, Patricia®, Paceña®, Huari®, Pilsen®, Presidente®, Balboa®, Guaraná Antarctica® and Beats® among others. The main licensed brands by Anheuser-Busch InBev N.V. (“AB InBev”) to the Group are Budweiser®, Corona®, Spaten®, Stella Artois®, Beck’s®, Modelo®, Bud Light®, Busch® and Michelob Ultra® among others. In addition, the Company is one of the largest independent bottlers of PepsiCo in the world. The Group produces, sells and distributes in Brazil and in other countries in Latin America, products such as Pepsi®, H2OH! ®, Lipton IceTea® and the sports drink Gatorade® under a license from PepsiCo. The Group also has a licensing agreement with Red Bull® and other companies to distribute of its portifolio some sales channels and specific regions in Brazil and other markets.

The Company’s shares and American Depositary Receipts (“ADRs”) are listed on the Brasil, Bolsa, Balcão S.A. (“B3”) exchange under the ticker “ABEV3” as well as on the New York Stock Exchange (“NYSE”) under the ticker “ABEV”, respectively. The Company’s direct controlling shareholders are Interbrew International GmbH (“ITW International”), and AmBrew S.à.r.l (“Ambrew”), both of which are subsidiaries of AB InBev.

1.2 Key operating countries

The Company operates its business across four reportable segments based on the geographical zones shown below:

AMBEV S.A.

1.3 Major corporate events in the three-month period ended September 30, 2025

1.3.1 Distribution of dividends

In a meeting held on July 30, 2025, the Board of Directors approved the distribution of dividends in the amount of R$0.1283 per share of the Company, based on the balances available in the extraordinary balance sheet dated as of June 30, 2025, of which the amount corresponding to the profit recorded in the period from January 1st to June 30, 2025 was allocated to the minimum mandatory dividends for the 2025 fiscal year, without income tax withholding, pursuant to applicable law. The aforementioned payment was made on October 06, 2025, considering the shareholding position of August 07, 2025, with respect to B3 S.A. - Brasil, Bolsa, Balcão, and August 11, 2025 with respect to the New York Stock Exchange - NYSE, without any monetary adjustment. Shares and ADRs was traded ex-dividends as from and including August 08, 2025.

1.3.2 Sale of subsidiary

On December 26, 2024, the Company's subsidiary, Cervecería Nacional Dominicana, S.A. ("CND"), and Koscab Holdings Limited ("Koscab") entered into an Share Purchase Agreement (“Agreement”) through which CND committed to transfer all the shares it holds in the holding company SLU Beverages LTD. ("SLU") to Koscab. SLU holds a controlling interest in Banks Holdings Limited, Saint Vincent Brewery Limited, Antigua Brewery Limited, and Dominica Brewery & Beverages Limited, all of which form part of the CAC reportable segment.

The transfer of the entire interest will be made in consideration of a minimum estimated amount of US$186 million, equivalent to R$989 million, payable in up to five tranches through 2028. The completion of the first two tranches took place on July 31, 2025, upon which CND transferred to Koscab 61.83% of its interest in SLU for a price of US$115 million, equivalent to R$612 million. As a result of this completion, the Group recognized the loss of control over SLU, ceasing its consolidation in the financial statements for the period ended September 30, 2025. The remaining portion of the investment has been classified under assets held for sale, in accordance with IFRS 5 – Non-current Assets Held for Sale and Discontinued Operations.

As of September 30, 2025, the gain related to the transaction amounted to R$884 million, which was recorded under non-recurring items. The recognized gain includes the full reclassification of the cumulative amount of foreign exchange differences related to SLU, previously recognized in other comprehensive income within equity, to profit or loss for the period, in accordance with IAS 21 – The Effects of Changes in Foreign Exchange Rates.

2.	BASIS OF PREPARATION AND PRESENTATION OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The interim consolidated financial statements at September 30, 2025 have been prepared using the going concern basis of accounting and are being presented in accordance with IAS 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB®”).

The information does not meet all disclosure requirements for the presentation of full annual consolidated financial statements and are disclosed with relevant information and changes in the period, without the level of detail in certain notes previously disclosed, avoiding repetition. In Management's view the interim consolidated financial statements provide sufficient understanding of the Company's equity position and performance during the interim period. Therefore, it should be read in conjunction with the consolidated financial statements for the year ended December 31, 2024, prepared in accordance with International Financial Reporting Standards (“IFRS®”) issued by the IASB®.

AMBEV S.A.

The following notes are not disclosed in the interim consolidated financial statements:

	Name of note in the 2024 annual financial statements	Note number
(a)	Payroll and related benefits	9
(b)	Additional information on cost of sales and operating expenses by nature	10
(c)	Earnings per share	12
(d)	Goodwill	15
(e)	Impairment of non-financial assets	16
(f)	Intangibles	17
(g)	Trade receivables	20
(h)	Employee benefits	24

In addition, the material accounting policies presented in the respective accompanying notes are not disclosed in these interim consolidated financial statements. The following notes are not in the same level of detail presented in the annual consolidated financial statements, for the year ended December 31, 2024:

	Name of note in the 2024 annual financial statements	Note
(a)	Basis of preparation and presentation of the interim consolidated financial statements	2
(b)	Summary of material accounting policies	3
(c)	Use of estimates and judgments	4
(d)	Income tax and social contribution	13
(f)	Changes in equity	22
(g)	Interest-bearing loans and borrowing	23
(h)	Share-based payments	25
(i)	Provisions, contingent liabilities and contingent asset	27
(j)	Financial instruments and risks	28
(k)	Related parties	30

In preparing the interim consolidated financial statements, management uses judgments, estimates and assumptions that affect the application of accounting practices and the reported amounts of assets, liabilities, income and expenses. The relevant estimates and judgments are disclosed in note 4 - Use of estimates and judgments.

The interim consolidated financial statements relating to the period ended September 30, 2025 were approved by the Executive Board of Officers on October 29, 2025.

2.1 Functional and presentation currency

The functional and presentation currency of the Company interim consolidated financial statements is the Brazilian Real, which is the currency of its main economic operating environment. For presentation purposes, the interim consolidated financial statements are presented in thousands of Brazilian Reais (“R$”), unless otherwise indicated, and the balances are rounded to the nearest thousand.

AMBEV S.A.

2.1.1 Exchange rates

The most significant exchange rates used for the preparation of the Company’s interim consolidated financial statements are as follow:

			Closing rate		Average rate
					Nine-month period ended:
Currency	Name	Country	09/30/2025	12/31/2024	09/30/2025	09/30/2024

ARS	Argentinian Peso	Argentina	0.0039	0.0060	0.0048	0.0058
BBD	Barbadian Dollar	Barbados	2.6218	3.0525	2.8153	2.4767
BOB	Bolivian Peso	Bolivia	0.7642	0.8897	0.8206	0.7218
CAD	Canadian Dollar	Canada	3.8202	4.3037	4.0801	3.7058
CLP	Chilean Peso	Chile	0.0055	0.0062	0.0059	0.0054
GTQ	Quetzal	Guatemala	0.6947	0.8051	0.7426	0.6455
USD	US Dollar	Panamá and Cuba	5.3186	6.1923	5.7111	5.0241
PYG	Guarani	Paraguay	0.0008	0.0008	0.0007	0.0007
DOP	Dominican Peso	Dominican Republic	0.0847	0.1010	0.0932	0.0853
UYU	Uruguayan Peso	Uruguay	0.1335	0.1405	0.1370	0.1297

3.	SUMMARY OF MATERIAL ACCOUNTING POLICIES

The accounting practices adopted by the Company are consistent for all the years and periods presented. There were no changes to the accounting policies or calculation methods used for the interim consolidated financial statements at September 30, 2025 compared to those used for the consolidated financial statements for the years ended December 31, 2024.

3.1 Recently issued IFRS

The following new and amended standards that came into effect in 2025 were not applicable to or did not have any material impact on these consolidated financial statements:

Standard	Highlights
IAS21 - The Effects of Changes in Foreign Exchange Rates	The implemented modifications foresee the application of a consistent approach when assessing whether one currency can be converted into another, along with new guidance regarding measurement and disclosure in contexts where the currency is not considered convertible.

The following are the main changes in accounting standards that, based on Management's assessment, may have an impact on the Company's disclosures in subsequent periods:

Standard	Issue Date	Highlights	Effective date
IFRS 18 - Presentation and Disclosure in Financial Statements	April 2024	The standard aims to address investor demands for more relevant and comparable information disclosed in the financial statements of entities. IFRS 18 introduces changes to the income statement with three new categories of revenues and expenses - operating, investing, and financing - two mandatory subtotals, and changes in the grouping of balances. Additionally, it requires disclosures in the notes regarding performance measures defined by management, changes in the statement of cash flows, and new presentation requirements for expenses by nature or function. The Company is currently in the process of evaluating the impacts of adopting this standard on consolidated financial statements.	Periods beginning on January 1, 2027

Beyond the above, the Company does not anticipate that any other standards or amendments to IFRS® standards or IFRIC® interpretations that have not yet come into force could have a material impact on the Group's financial statements. The Company has not opted for the early adoption of any standards.

AMBEV S.A.

4.	USE OF ESTIMATES AND JUDGMENTS

The preparation of interim consolidated financial statements in compliance with IFRS requires Management to make use of judgments, estimates and assumptions that affect both the application of accounting practices and the reported amounts of assets and liabilities, income and expenses. The estimates and significant judgment are based on past experience and on other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments regarding the carrying amounts of assets and liabilities that cannot readily be determined based on other sources. The actual results achieved may differ from these estimates.

Such estimates and assumptions are reviewed on a regular basis. Changes in accounting estimates may affect the results for the period during which they are realized, or for future periods.

The impairment test is performed annually considering the most accurate estimates calculated by Management. The Company’s Management has not identified any relevant indications of impairment in the nine-month period ended September 30, 2025.

The accounting policy which reflects significant estimates and judgments used in the preparation of these interim consolidated financial statements for the nine-month period ended September 30, 2025 has not changed from those valid on December 31, 2024.

5.	CASH AND CASH EQUIVALENTS AND INVESTMENT SECURITIES

5.1 Cash and equivalents

	09/30/2025	12/31/2024

Cash	75,942	222,651
Current bank accounts	7,817,755	11,395,378
Short-term bank deposits (i)	10,415,551	16,977,637
Cash and cash equivalents	18,309,248	28,595,666

Bank overdrafts	(1,549)	-
Net cash and cash equivalents	18,307,699	28,595,666

(i) The balance refers mostly to Bank Deposit Certificates (“CDBs”), which have high liquidity, are readily convertible into known amounts of cash, and are subject to an insignificant risk of changes in value.

The cash and cash equivalents balance include the amount of R$5,314,017 at September 30, 2025 (R$8,038,817 in December 31, 2024), which is not freely remittable to the parent company due to remittance restrictions in Cuba and Argentina, and due to the unavailability of foreign currency in Bolivia, although the balances are available for use in the local operations of those subsidiaries.

5.2 Investment securities

	09/30/2025	12/31/2024

Financial assets at fair value through profit or loss	1,517,372	1,170,496
Investments in debt securities (i)	14,301	71,505
Current assets	1,531,673	1,242,001

Investments in debt securities (i)	99,456	184,454
Non-current assets	99,456	184,454

Total	1,631,129	1,426,455

AMBEV S.A.

(i) The balance refers substantially to financial investments linked to tax incentives that are not immediately convertible into a known amount of cash.

6.	INVENTORIES

	09/30/2025	12/31/2024

Finished goods	4,084,189	3,903,163
Work in progress	621,970	738,987
Raw materials and consumables	4,559,612	5,622,197
Spare parts and others	856,417	996,505
Inventory in transit and prepayments	439,043	569,961
Impairment losses	(89,373)	(141,046)
	10,471,858	11,689,767

The changes in impairment losses on inventory are as follow:

	09/30/2025	12/31/2024
Balance at the end of the previous year	(141,046)	(142,447)
Effects of cumulative translation adjustments (CTA)	9,851	(16,699)
Provisions	(142,392)	(263,999)
Write-offs/reversal of provisions	180,207	282,099
Reclassified to assets held for sale (i)	4,007	-
Balance at the end of the period	(89,373)	(141,046)

(i) Effect related to the reclassification of SLU's asset balances to the line of assets held for sale, as note 1.3.2 – Sale of subsidiary.

7.	RECOVERABLE TAXES

	09/30/2025	12/31/2024
Exclusion of ICMS from PIS/COFINS (i)	259,322	307,746
PIS/COFINS	142,503	134,570
ICMS	446,533	359,875
IPI	138,466	119,599
Income tax and social contributions	2,261,905	2,582,088
Other	37,957	78,397
Current	3,286,686	3,582,275

Exclusion of ICMS from PIS/COFINS (i)	7,126,881	6,790,088
PIS/COFINS	128,426	148,140
ICMS	340,973	378,226
Income tax and social contributions	2,357,004	2,922,517
Other	232,242	265,006
Non-current	10,185,526	10,503,977

Total	13,472,212	14,086,252

(i) Over the past few years, as previously disclosed, the Company has recognized PIS/COFINS credits arising from the exclusion of ICMS, including in the form of tax substitution, from the calculation bases of these contributions. These tax credits were recorded against the recoverable taxes in the balance sheet, in the PIS/COFINS – ICMS exclusion line, as shown in the table above. The amounts that have not yet been offset substantially refer to tax credits from Regime Especial de Tributação de Bebidas Frias (“REFRI”), for the period from 2009 to 2015, in relation to which the lawsuit is currently in the final expert evaluation phase.

AMBEV S.A.

8.	INCOME TAX AND SOCIAL CONTRIBUTION

8.1 Deferred income tax and social contribution

The amounts of deferred income tax and social contribution for each type of temporary difference are as shown below:

	09/30/2025			12/31/2024
	Assets	Liabilities	Net	Assets	Liabilities	Net
Investment securities	6,871	-	6,871	7,299	-	7,299
Intangibles	-	(1,770,252)	(1,770,252)	-	(2,141,921)	(2,141,921)
Employee benefits	882,386	(3,987)	878,399	971,593	-	971,593
Trade payables	3,157,596	(2,117)	3,155,479	3,880,182	-	3,880,182
Trade receivables	25,574	(6,259)	19,315	35,098	(6,676)	28,422
Derivative financial instruments	52,604	(86,239)	(33,635)	37,725	(246,083)	(208,358)
Interest-bearing loans and borrowings	8,865	-	8,865	8,817	-	8,817
Inventories	426,054	(134,441)	291,613	307,006	(205,882)	101,124
Property, plant and equipment	936,056	(1,957,456)	(1,021,400)	1,189,580	(2,459,042)	(1,269,462)
Withholding tax on undistributed profits and royalties	-	(2,222,833)	(2,222,833)	-	(2,254,977)	(2,254,977)
Investments in associates and joint ventures	-	(383,678)	(383,678)	-	(383,678)	(383,678)
Interest on capital	1,066,866	-	1,066,866	-	-	-
Tax losses carried forward (i)	4,074,631	-	4,074,631	3,849,724	-	3,849,724
Provisions	1,334,235	(2,144)	1,332,091	1,537,883	(4,542)	1,533,341
Complement of income tax of foreign subsidiaries due in Brazil	-	(150,037)	(150,037)	-	-	-
Impact of IFRS 16 (Leases)	2,190	(76,633)	(74,443)	-	(47,089)	(47,089)
Exclusion of ICMS from PIS/COFINS calculation basis	-	(82,550)	(82,550)	-	(121,590)	(121,590)
Other items	246,299	(218,240)	28,059	289,258	(558,726)	(269,468)
Gross deferred tax assets/(liabilities)	12,220,227	(7,096,866)	5,123,361	12,114,165	(8,430,206)	3,683,959
Netting by taxable entity	(3,080,063)	3,080,063	-	(3,422,495)	3,422,495	-
Net deferred tax assets/(liabilities)	9,140,164	(4,016,803)	5,123,361	8,691,670	(5,007,711)	3,683,959

(i) Historically, tax authorities have offset tax losses ex-officio in administrative proceedings in which the Company and some of its subsidiaries are involved, resulting in an accumulated offset of R$268,602. This amount is included in the tax credits recognized under the line of tax losses carried forward. As of September 30, 2025, the amount remained unchanged since there were no new ex-officio offsets during the period. The contingencies in question have a probability of a possible loss.

8.1.1 Realization of deferred taxes

At September 30, 2025, the deferred tax assets and liabilities expected to be utilized/settled, not related to tax losses, are: (i) to be realized until 12 months R$1,755,207; and (ii) to be realized after 12 months R$(706,477).

8.1.2 Net change in deferred taxes

The net change in deferred income tax and social contribution is as follows:

At December 31, 2024	3,683,959
Investment hedges – put options granted on subsidiaries	(62,864)
Cash flow hedge – gains/(losses)	473,569
Gains/(losses) on cumulative translation adjustments [CTA]	34,291
Recognized in other comprehensive income	444,996
Recognized in the income statement	1,126,335
Changes recognized directly in the balance sheet	(131,929)
Recognized in deferred tax	(241,245)
Effects of the application of IAS 29 (hyperinflation)	(241,245)
Recognized in the other balance sheet group	109,316
At September 30, 2025	5,123,361

AMBEV S.A.

8.1.3 Deferred tax assets related to tax losses

Beyond the tax credits related to tax losses effectively recognized as part of the amounts disclosed above, there are other tax credits related to tax losses that were not recorded in the balance sheets due to their low expectations of realization, based on Management’s assessment. At September 30, 2025, the accumulated balance of these credits represented R$852,553 in taxable value (R$866,979 in December 31, 2024) equivalent to a taxable basis of R$3,242,247 in September 30, 2025 (R$3,310,110 in December 31, 2024).

8.2 Income tax and social contribution

The income taxes reported in the income statement are broken down as follows:

	Nine-month period ended:		Three-month period ended:
	09/30/2025	09/30/2024	09/30/2025	09/30/2024
Income tax expenses – current	(3,157,313)	(3,390,396)	(849,262)	(1,277,530)

Deferred tax expenses on temporary differences	901,428	954,451	543,449	27,978
Deferred tax on taxes loss carryforward movements in the current period	224,907	(318,412)	(44,359)	146,234
Total deferred tax (expenses)/income	1,126,335	636,039	499,090	174,212

Total income tax expenses	(2,030,978)	(2,754,357)	(350,172)	(1,103,318)

The reconciliation between the weighted nominal tax rate and the effective tax rate is summarized below:

	Nine-month period ended:		Three-month period ended:
	09/30/2025	09/30/2024	09/30/2025	09/30/2024
Profit before income tax	13,489,913	12,576,728	5,213,892	4,669,619
Adjustments to the taxable basis
Other non-taxable income	(860,272)	(376,439)	(529,960)	(122,530)
Government grants related to taxes on sales	(291,397)	(27,819)	(97,499)	(27,819)
Share of results of associates and joint ventures	8,130	(1,822)	5,392	(36,844)
Non-deductible expenses	305,321	49,925	52	15,125
Taxation on a universal basis and other adjustments related to foreign subsidiaries	188,692	(30,084)	183,699	36,013
	12,840,387	12,190,489	4,775,576	4,533,564
Aggregated weighted nominal tax rate	27.62%	28.57%	27.69%	27.22%
Taxes payable – nominal rate	(3,546,403)	(3,483,053)	(1,322,270)	(1,233,924)
Adjustments to tax expenses
Income tax incentives	318,568	399,534	210,428	75,263
Deductible interest on capital	1,066,866	874,698	472,152	363,660
Tax savings arising from the amortization of goodwill	2,689	2,689	896	896
Withholding income tax	(180,426)	(564,870)	(76,899)	(154,958)
Recognition/(write-off) of deferred charges on tax losses	(58,976)	(105,234)	(13,522)	(73,809)
Effects of the application of IAS 29 (hyperinflation)	(14,151)	57,222	13,790	(294)
Other tax adjustments	380,855	64,657	365,253	(80,152)
Income tax and social contribution expense	(2,030,978)	(2,754,357)	(350,172)	(1,103,318)
Effective tax rate	15.06%	21.90%	6.72%	23.63%

The main events that impacted the effective tax rate for the period were:

•	Other non-taxable income: it refers mainly to the revenues arising from monetary updates (Selic) on tax credits. In addition, in the quarter ended September 30, 2025, other non-taxable income was recognized within this same line item, arising from the disposal of the SLU subsidiary, as Note 1.3.2 – Sale of subsidiary.

AMBEV S.A.

•	Government grants related to taxes on sales: these represent regional incentives and economic development policies, primarily related to local production to generate economic and social impact. Before the advent of Federal Law No. 14,789/2023, those grants were not subject to income tax and social contribution. In this regarding, since August 2024 companies in the group have obtained favorable decisions, in effect since then, exempting them from collecting IRPJ and CSLL on amounts determined as government grants related to tax benefits deemed as ICMS presumed credits.

•	Non-deductible expenses: primarily refer to the additional costs incurred in acquiring foreign currency in certain jurisdictions where the Group operates, used mainly for the remittance of earnings to the parent companies.

•	Taxation on a universal basis and other adjustments related to foreign subsidiaries: the additional income taxes due in Brazil on the income of foreign-controlled entities, in accordance with Law No. 12,973/2014. It also includes local permanent adjustments to foreign companies consolidated within the group, as well as the effects arising from some of these companies having a functional currency that differs from the currency used for tax calculations.

•	Income tax incentives: it refers to tax incentives related to income tax granted by the Brazilian Federal Government to promote regional development in certain areas of the North and Northeast of the country and to the PAT (“Programa de Alimentação do Trabalhador”). These incentives are recorded in the results on an accruals basis and allocated to fiscal incentives reserve, as per item (13.3.1) "Tax incentives" within note 13 – Changes in equity.

•	Withholding income tax: this balance is related to tax due on dividends to be distributed by subsidiaries located outside of Brazil under local tax legislation. The recorded amounts in 2025 are mainly related to withholding tax calculated on profits earned in 2025 and to exchange differences on deferred income tax related to the undistributed profits of subsidiaries.

•	Deductible interest on capital (“IOC”): under Brazilian law, companies have an option to remunerate their shareholders through the payment of IOC, which is deductible for income tax purposes. The amount of IOC is impacted by the taxable result, net income reserves of the Company and by the long-term interest rate (“TJLP”). These remunerations are deductible for income tax purposes.

•	Effects of the application of IAS 29 (hyperinflation): the Company’s subsidiary in Argentina operates in a hyperinflationary economy thus subject to the monetary correction of its non-financial assets and liabilities, its equity and its statement of income, which may impact the consolidated effective tax rate, implying variation between periods.

•	Other tax adjustments: in the third quarter of 2025, the Group’s effective tax rate was impacted by a non-recurring effect arising from the partial reversal of a liability related to the Special Tax Regularization Program (“PERT 2017”) at CRBS. This reversal occurred due to the application, by the tax authorities, of Article 14 of Brazilian Federal Law No. 14,689/2023 to a portion of the outstanding tax debt under PERT, which resulted in the recovery of expenses incurred in prior periods. This article establishes the unenforceability of tax penalties imposed in tax assessments that exceed one hundred percent (100%) of the tax debt amount, which had been declared unconstitutional by the Federal Supreme Court, as well as the unenforceability of the related interests. The total reduction in the liability amounted to R$644 million, of which R$375 million was recorded under income tax, relating to the penalty reduction portion, this being the main effect reflected in the others with reduced taxation line item for the period, and R$269 million was recognized in financial income, relating to the interests incurred.

AMBEV S.A.

9.	PROPERTY, PLANT AND EQUIPMENT

	09/30/2025	12/31/2024
Property, plant and equipment	23,881,025	27,134,539
Right of use assets	2,517,851	3,035,655
	26,398,876	30,170,194

AMBEV S.A.

9.1 Changes in the carrying amount of property, plant, and equipment

									Carrying amount
	At December 31, 2023	Cumulative translation adjustments (CTA)	Effects of the application of IAS 29 (hyperinflation)	Acquisitions	Depreciation	Disposals and write-offs	Transfers	At December 31, 2024	Acquisition cost	Depreciation
Land and buildings	9,236,261	635,379	1,165,836	38,174	(496,322)	(35,129)	585,647	11,129,846	17,204,820	(6,074,974)
Plant and equipment	10,788,846	743,990	1,238,477	720,451	(3,903,666)	(4,132)	2,971,323	12,555,289	49,135,917	(36,580,628)
Fixtures and accessories	1,091,672	62,277	95,292	75,467	(567,143)	(21,854)	192,129	927,840	7,882,785	(6,954,945)
Under construction	2,545,949	145,861	173,090	3,415,248	-	-	(3,758,584)	2,521,564	2,521,564	-
Total	23,662,728	1,587,507	2,672,695	4,249,340	(4,967,131)	(61,115)	(9,485)	27,134,539	76,745,086	(49,610,547)

										Carrying amount
	At December 31, 2024	Cumulative translation adjustments (CTA)	Effects of the application of IAS 29 (hyperinflation)	Acquisitions	Depreciation	Disposals and write-offs	Transfers	Reclassified to assets held for sale (i)	At September 30, 2025	Acquisition cost	Depreciation
Land and buildings	11,129,846	(1,200,045)	298,381	2,643	(355,889)	(1,592)	360,346	(118,667)	10,115,023	16,053,284	(5,938,261)
Plant and equipment	12,555,289	(1,215,880)	286,554	218,256	(2,759,645)	(22,457)	1,564,140	(134,001)	10,492,256	45,822,805	(35,330,549)
Fixtures and accessories	927,840	(77,381)	15,223	28,993	(345,994)	(5,211)	274,488	(5,448)	812,510	7,262,682	(6,450,172)
Under construction	2,521,564	(190,440)	46,636	2,366,144	-	-	(2,291,284)	8,616	2,461,236	2,461,236	-
Total	27,134,539	(2,683,746)	646,794	2,616,036	(3,461,528)	(29,260)	(92,310)	(249,500)	23,881,025	71,600,007	(47,718,982)

(i) Effect related to the reclassification of SLU's asset balances to the line of assets held for sale, as note 1.3.2 - Sale of subsidiary.

AMBEV S.A.

9.2 Changes in the carrying amount of right-of-use assets

									Carrying amount
	At December 31, 2023	Cumulative translation adjustments (CTA)	Effects of the application of IAS 29 (hyperinflation)	Additions	Depreciation	Write-offs	Transfers	At December 31, 2024	Acquisition cost	Depreciation
Buildings	1,172,266	102,809	4,152	449,236	(442,227)	(46,420)	(4,527)	1,235,289	3,474,376	(2,239,087)
Machinery, equipment and vehicles	1,709,257	42,094	920	796,867	(802,095)	(19,431)	(1,287)	1,726,325	4,124,273	(2,397,948)
Others	85,905	4,853	26,369	39,941	(75,813)	(7,214)	-	74,041	288,406	(214,365)
Total	2,967,428	149,756	31,441	1,286,044	(1,320,135)	(73,065)	(5,814)	3,035,655	7,887,055	(4,851,400)

										Carrying amount
	At December 31, 2024	Cumulative translation adjustments (CTA)	Effects of the application of IAS 29 (hyperinflation)	Additions	Depreciation	Write-offs	Transfers	Reclassified to assets held for sale (i)	At September 30, 2025	Acquisition cost	Depreciation
Buildings	1,235,289	(64,283)	4,878	299,444	(356,312)	(4,810)	(28,264)	(410)	1,085,532	3,345,834	(2,260,302)
Machinery, equipment and vehicles	1,726,325	(31,263)	342	336,703	(539,776)	(157,972)	28,264	-	1,362,623	4,150,357	(2,787,734)
Others	74,041	(8,599)	630	46,804	(43,180)	-	-	-	69,696	252,236	(182,540)
Total	3,035,655	(104,145)	5,850	682,951	(939,268)	(162,782)	-	(410)	2,517,851	7,748,427	(5,230,576)

(i) Effect related to the reclassification of SLU's asset balances to the line of assets held for sale, as note 1.3.2 - Sale of subsidiary.

AMBEV S.A.

10.	TRADE PAYABLES
	09/30/2025	12/31/2024

Trade payables	18,333,267	24,042,927
Related parties	991,494	1,180,595
Current	19,324,761	25,223,522

Trade payables	134,607	69,368
Related parties	234,754	258,338
Non-current	369,361	327,706

Total	19,694,122	25,551,228

The present value adjustment related to the obligations recorded in trade payables, at September 30, 2025 is R$225,209 million (R$210,694 million at December 31, 2024).

The subsidiaries in Argentina, Chile, and Panama have discount transactions of endorsed trade bills (trade payables securitization) with vendors in the amount of R$35,941 million at September 30, 2025 (R$76,230 million at December 31, 2024). In general, such discount transactions occur due to legal requirements existing in these jurisdictions. These transactions retain their commercial characteristics, as there are no changes to the previously agreed conditions (amount, terms, or counterparty), and it is the vendor’s discretion to anticipate its receivables. Therefore, these transactions do not result in any additional obligations for the Company.

11.	INTEREST-BEARING LOANS AND BORROWING

	09/30/2025	12/31/2024

Secured bank loans	18,734	18,481
Other secured loans	147,924	145,150
Lease liabilities	882,478	1,112,760
Current liabilities	1,049,136	1,276,391

Secured bank loans	80,870	96,940
Other secured loans	183,196	227,089
Lease liabilities	1,581,315	1,852,308
Non-current liabilities	1,845,381	2,176,337

Total	2,894,517	3,452,728

Additional information regarding the exposure of the Company to interest rates, foreign currency risk and debt repayment schedule is disclosed in Note 20 - Financial instruments and risks.

11.1 Contractual clauses (covenants)

At September 30, 2025, at December 31, 2024, and up to the date of issuance of these consolidated financial statements, no events of default, breaches of covenants, or significant contractual changes occurred that would result in changes to the payment terms of loan and financing agreements.

AMBEV S.A.

11.2 Leasing contracts regarding the term and discount rate (Brazil)

The Company estimated the discount rates based on the risk-free interest rates observable in the Brazilian market over the terms of its contracts, adjusted to its specific circumstances (i.e. the credit 'spreads'). These spreads are based on surveys conducted with financial institutions. The table below presents the weighted average rates applied, considering the terms of the existing contracts:

Rate %
Lease Term	09/30/2025
2025 - 2029	11.64%
2030 - 2040	12.80%

12.	PROVISIONS, CONTINGENT LIABILITIES AND CONTINGENT ASSETS

The Company and its subsidiaries are involved in administrative and judicial proceedings and arbitrations arising from the normal course of business. The assessment of the likelihood of loss, carried out by the Company with the support of its legal advisors, considers the likelihood of the Company position being accepted at the end of the proceedings, considering the applicable legislation, the case law on the subject and the existing evidence. Due to their nature, these proceedings involve inherent uncertainties, including, but not limited to, decisions by courts and tribunals agreements between the parties involved and governmental actions and, as a result, Management cannot, at this stage, estimate the precise timing to conclude such proceedings.

12.1 Provisions

The lawsuits considered probable of loss are fully provisioned, under the terms of IAS 37 - Provisions, Contingent Liabilities and Contingent Assets, and have a tax, civil or labor nature. Cases are considered likelihood of loss when there is established or binding case law unfavorable to the position defended by the Company and its subsidiaries, or, in the case of factual or evidentiary disputes, when the Company and its subsidiaries do not have the necessary and sufficient evidence to prove the claimed right.

12.1.1 Main lawsuits with a probable likelihood of loss

Taxes on sales: in Brazil, the Company and its subsidiaries are parties to various administrative and judicial proceedings related to ICMS, IPI, PIS and COFINS taxes, considered as probable likelihood of loss. Such proceedings include, among others, tax offsetting, appropriation of tax credits and alleged insufficient payment of the respective taxes.

Labor: the Company and its subsidiaries are parties to labor lawsuits considered likely to result in loss, involving former employees, including those from outsourced service providers. The main issues involve overtime and related effects and respective charges.

Civil: the Company and its subsidiaries are involved in civil proceedings considered as representing a probable likelihood of loss. The most relevant portion of these lawsuits was filed by former distributors, mainly in Brazil, mostly claiming damages resulting from the termination of their contracts with the Company.

Other taxes: refer to provisions for lawsuits concerning taxes unrelated to sales or income taxation. The uncertain tax treatments related to income taxes with a prognosis of probable loss have their value reported directly in the income tax and social contribution payable line, as per IFRIC 23 - Uncertainty on the Treatment of Income Taxes.

AMBEV S.A.

12.1.2 Provisions changes

	Tax on sales	Labor	Civil	Other taxes	Restructuring	Total
Balance at December 31, 2023	282,172	149,937	340,177	202,447	3,270	978,003
CTA effect	-	1,285	305	12,416	654	14,660
Constituted provisions	148,661	294,740	144,887	39,769	24,754	652,811
Consumed provisions	(33,554)	(205,810)	(89,949)	(19,695)	(24,106)	(373,114)
Reversed provisions	(71,373)	(45,042)	(23,399)	(20,731)	-	(160,545)
Balance at December 31, 2024	325,906	195,110	372,021	214,206	4,572	1,111,815
CTA effect	-	(2,653)	(3,913)	(8,751)	(497)	(15,814)
Constituted provisions	156,940	185,320	61,660	254,569	13,995	672,484
Consumed provisions	(33,608)	(132,618)	(131,177)	(10,608)	(14,280)	(322,291)
Reversed provisions	(44,072)	(37,701)	(116,306)	(21,428)	-	(219,507)
Balance at September 30, 2025	405,166	207,458	182,285	427,988	3,790	1,226,687

12.1.3 Expected settlement of provisions

	09/30/2025			12/31/2024
	Current	Non-current	Total	Current	Non-current	Total
Tax on sales	172,191	232,975	405,166	158,717	167,189	325,906
Labor	82,404	125,054	207,458	55,700	139,410	195,110
Civil	145,090	37,195	182,285	188,357	183,664	372,021
Other taxes	68,093	359,895	427,988	33,565	180,641	214,206
Total provision for disputes and litigation	467,778	755,119	1,222,897	436,339	670,904	1,107,243
Restructuring	3,790	-	3,790	4,572	-	4,572
Total provisions	471,568	755,119	1,226,687	440,911	670,904	1,111,815

The expected settlement of provisions was based on Management’s best estimate, in line with their internal and external legal advisors’ assessments, at the consolidated balance sheet date.

12.2 Contingencies

The Company and its subsidiaries maintain administrative and judicial disputes with fiscal authorities in Brazil related to certain tax positions adopted when calculating the income tax and social contribution, which, based on Management’s current evaluation, probably are going to be accepted in superior court decisions of last instance, considering the regular compliance with tax laws, case law, and evidence produced, in line with IFRIC 23 - Uncertainty over Income Tax Treatments. The Group is also part on tax proceedings related to other taxes, which involve possible loss risk, according to Management's assessment. To these uncertain tax treatments and possible contingencies there are no constituted provision, due to the prognosis assessment carried out. Such proceedings represent the following estimates.

	09/30/2025	12/31/2024

Income tax and social contribution	68,132,422	65,174,567
Value-added and excise duties	27,218,944	28,139,743
PIS and COFINS	1,873,658	2,032,464
Others	2,623,851	2,552,048
	99,848,875	97,898,822

Contingencies with a remote risk of loss are not disclosed, as the possibility of any settlement is remote, in accordance with IAS 37 - Provisions, Contingent Liabilities and Contingent Assets.

The Company and its subsidiaries have guarantee-insurance bonds and letters of guarantee for some legal proceedings, presented as guarantees on civil, labor and tax lawsuits.

AMBEV S.A.

12.2.1 Main contingencies with a possible risk of loss

The changes in the amount of contingencies reported relate mainly to the increase resulting from monetary restatement. In addition, the main process classified with a possible loss probability, which relevant changed until September 30, 2025, are summarized in the table below, along with their respective estimated values involved in the cases.

	Uncertainty over the treatment of income taxes In accordance with IFRIC 23 (note 8.1 - Income tax and social contribution)	Estimates (in million of Brazilian Reais)
#	Description of the main processes	09/30/2025	12/31/2024
1

Disallowance of tax paid abroad

Since 2014, the Company has been receiving tax assessments, relating to calendar years from 2007 onwards, which disallow the use of foreign tax credits relating to income tax paid abroad by its controlled companies. The Company is challenging these assessments in the administrative and judicial courts. In November 2019, a final favorable decision was issued by the Administrative Council of Tax Appeals (“CARF”) canceling the assessment regarding one of the cases, covering the calendar year 2010. For cases involving calendar years 2015 and 2016, the Company received unfavorable decisions, in the administrative level, in three out of four cases. The Company filed a lawsuit to discuss the matter and awaits a decision by the first-instance judicial court. In July 2024, the Lower Administrative Court rendered a favorable decision to the Company in one case related to the 2012 calendar year (approximately R$1.4 billion). The Company awaits the notification of the decision in order to assess, together with its external advisors, any potential impacts on the likelihood of loss of this portion of the contingency. In January 2025, the Company received new assessments related to the 2019 calendar year and submitted administrative defenses. In September 2025, Ambev received an unfavorable decision, which it has appealed to the Lower Administrative Court. which are pending judgment. The other cases are still awaiting final decisions at both administrative and judicial courts.

In connection with the disallowance of tax paid abroad, the RFB filed additional tax assessments to charge isolated fines due to the lack of monthly prepayments of income tax as a result of allegedly undue deductions of taxes paid abroad. The Company has received tax assessments charging such fines for the calendar years 2015 to 2019. For the tax assessments related to the periods of 2016, 2018 and 2019, Ambev received unfavorable decisions from the first-level administrative court and filed appeals in connection therewith, which are pending judgment by the Lower Administrative Court. In August 2024, for the tax assessments related to the periods of 2015 and 2017, Ambev received an unfavorable decision by the Lower Administrative Court for the case related to the calendar year of 2015, which was confirmed by the Upper Administrative Court in August 2025 and will be appealed to the judicial court by Ambev; and a favorable decision for the case related to the calendar year of 2017, which is not final and the tax authorities have filed an appeal to the Upper Administrative Court.

The updated assessed value of this uncertain tax treatment, in accordance with IFRIC 23 - Uncertainty over Income Tax Treatments, is approximately R$18.4 billion as of September 30, 2025 (R$15.9 billion as of December 31, 2024), and, due to the assessment of the likelihood of loss, no provision was made in the period. This uncertain tax treatment, according to IFRIC, regarding income tax credits paid abroad, continued to be applied by the Company and impacted subsequent calendar years to those assessed (2018, 2020-2024). If new questions arise in the future, on the same basis and with the same grounds as the tax assessments mentioned, the Company estimates that the outcome of these potential new discussions would be consistent with the periods already assessed.

		18,450	15,932
2

Disallowance on Income Tax deduction

In January 2020, Arosuco (a subsidiary of Ambev) received a tax assessment from the IRS, relating to the calendar years 2015 to 2018, disallowing the tax reduction benefit provided for in “MP” No. 2,199-14/2001, based on Operating Profit, and filed an administrative challenge. In October 2020, Arosuco was notified of the unfavorable decision in the administrative first instance and filed an appeal against the aforementioned decision.

In February 2024, the Lower Administrative Court rendered a partially favorable decision in favor of Arosuco recognizing its right to benefit from the income tax reduction, which was confirmed on appeal in August 2025. The unfavorable portion relates to the claim regarding a difference in the methodology for calculating the benefit and IOC distribution and concerns approximately R$ 100 million. As a result of the portion of the decision that was favorable to Arosuco, the possible contingency was reduced by R$2.8 billion in the period, due to its definitive write-off.

The updated assessed value of this uncertain tax treatment, in accordance with IFRIC 23 - Uncertainty over Income Tax Treatments, is approximately R$0,2 billion as of September 30, 2025 (R$2.9 billion as of December 31, 2024). Due to the assessment of the likelihood of loss, no provision was made in the period.

This uncertain tax treatment, according to IFRIC 23, affected subsequent calendar years to those assessed (2019 to 2024), during which Arosuco similarly benefited from the tax reduction provided for in the aforementioned Provisional Measure 2,199-14/2001. If there are any new inquiries in the future on the same matter, on the same bases and with the same grounds as the tax assessments mentioned, Arosuco estimates that the outcome of these potential new discussions would be consistent with the period already assessed.

		0.188	2,861

AMBEV S.A.

	Indirect taxes	Estimates (in million of Brazilian Reais)
#	Description of the main process	09/30/2025	12/31/2024
1

ICMS-ST Trigger

Over the years, Ambev has received tax assessments to charge supposed ICMS differences considered due when the price of the products sold by Ambev is above the fixed price table basis established by the relevant states, cases in which the state tax authorities contend that the calculation basis should be based on a value-added percentage over the actual prices and not the fixed table price. Ambev is currently challenging those charges before the courts. The cases are being challenged at both the administrative and judicial levels. In February 2025, the Supreme Court rendered its judgment on Topic 816, establishing a limit of 20% for late payment fines. This decision is applicable to certain cases under consideration and represents a reclassification of potential loss from possible to remote, amounting to R$0.8 billion reais. In July 2025, Law No. 25,378/2025 of the state of Minas Gerais, which limits the application of isolated fines to maximum of 50% of the tax due, was enacted. This law is applicable to a portion of the cases under discussion and resulted in a reclassification of approximately R$1.0 billion Brazilian real from possible to remote loss.

The Company estimates that the total updated amount of possible risk involved in the processes related to this matter, as of September 30, 2025, is approximately R$10.4 billion (R$12 billion on December 31st, 2024).

		10,449	11,966

12.2.2 Tax Proceeding Initiated by the Group

The Company is also a party on other tax proceedings in which it is the plaintiff and discusses the possibility of recovering or avoiding the payment of taxes that, in the Administration's view, lack constitutional and/or legal support for their enforcement. As disclosed on the accounting policy, the Company does not recognize contingent assets in its financial statements. If the inflow of economic benefits becomes probable, based on a forecast assessment conducted by external legal advisors in conjunction with the internal assessment of the Administration, the Company discloses the contingent asset. When the inflow of economic benefits becomes virtually certain, such as when a final judgment is rendered in the case and the gain can be reliably estimated, the asset is no longer contingent, and the Company recognizes it in the financial statements in period in which the estimate has changes.

The contingent assets with relevant changed until September 30, 2025, are summarized in the table below.

Contingent assets
#	Description of the main processes
1

Cerbuco Brewing Inc. arbitration

Cerbuco Brewing Inc. (“Cerbuco”), a Canadian subsidiary of Ambev, owns a 50% equity ownership in Cerveceria Bucanero S.A. (“Bucanero”), a joint venture in Cuba. In 2021, Cerbuco initiated an arbitration proceeding at the International Chamber of Commerce (“ICC”), relating to a potential breach of certain obligations in connection with the joint venture. On 24 October 2024, the ICC released an arbitration award partially favorable to Cerbuco. The decision is final and the second phase of the arbitration for quantification of damages is ongoing. In May 2025, Cerbuco was notified of an annulment action filed by Coralsa (its partner in the joint venture) in Paris, against the arbitral award. The proceedings are ongoing, and no decision has been rendered in the case to date. The outcome of both proceedings which may trigger other actions, including reevaluating IFRS 10 - Consolidated Financial Statements application.

2

Federal taxation on VAT Incentives

After the enactment of Law No. 14,789, effective as of Jan 1st, 2024, the VAT incentives deemed as “government grants for investment”, began being taxed for IRPJ/CSLL and PIS/COFINS purposes. With that respect, Ambev and some of its subsidiaries in Brazil have filled their own legal procedures to challenge the legal aspects of the newly enacted Law. During 2024 and 2025, some of the companies obtained favorable judicial decisions related to VAT Incentives deemed as ICMS presumed credits which relief them, from the calculation periods starting after each decision was issued, from taxing IRPJ/CSLL and PIS/COFINS, having those decisions amounted to, until September 30, 2025, the accumulated amounts of R$139 million and R$457 million, respectively.

AMBEV S.A.

13.	CHANGES IN EQUITY

13.1 Issued capital

At September 30, 2025, the authorized and issued capital, fully subscribed and paid in, amounting to R$58,275,696 (R$58,226,036 in September 30, 2024) was composed of 15,761,639 common shares (15,757,657 in September 30, 2024), book entry, registered, and with no par value, distributed as follows:

	09/30/2025		09/30/2024
Shareholder	Thousands of common shares	%	Thousands of common shares	%
Interbrew International GmbH	8,441,666	53.57%	8,441,665	53.57%
Ambrew S.A.R.L.	1,287,740	8.17%	1,287,671	8.17%
Fundação Zerrenner	1,609,987	10.21%	1,609,987	10.22%
Market (free float)	4,253,041	26.98%	4,388,852	27.85%
Treasury shares	169,205	1.07%	29,482	0.19%
	15,761,639	100.00%	15,757,657	100.00%

	09/30/2025		09/30/2024
	Thousands of common shares	Thousands of Real	Thousands of common shares	Thousands of Real
Opening balance	15,757,657	58,226,036	15,753,833	58,177,929
Capital increase (i)	3,982	49,660	3,824	48,107
Balance at the end of the period	15,761,639	58,275,696	15,757,657	58,226,036

(i) Capital increase related to the issue of shares, under Company’s share-based payment programs.

13.2 Capital reserves

	Capital Reserves
	Treasury shares	Share Premium	Other capital reserves	Share-based Payments	Total
Balance at January 1, 2024	(1,011,949)	53,662,811	700,898	2,127,804	55,479,564
Gains/(losses) of controlling interest	-	-	-	1,958	1,958
Share buybacks, results from treasury shares, and share-based payments	(302,714)	-	-	192,166	(110,548)
Balance at September 30, 2024	(1,314,663)	53,662,811	700,898	2,321,928	55,370,974

	Capital Reserves
	Treasury shares	Share Premium	Other capital reserves	Share-based Payments	Total
Balance at January 1, 2025	(1,332,743)	53,662,811	700,898	2,305,444	55,336,410
Share buybacks, results from treasury shares, and share-based payments	(1,737,943)	-	-	168,510	(1,569,433)
Balance at September 30, 2025	(3,070,686)	53,662,811	700,898	2,473,954	53,766,977

13.2.1 Share buyback and treasury shares results

Treasury shares represent the Company’s own issued shares that have been repurchased by the Company. The results of treasury shares refer to gains and losses arising from share-based payment transactions and others related items. The changes in treasury shares are as follow:

	Acquisition/(realization of shares)		Results from treasury shares	Total treasury shares
	Thousands of shares	Thousands of Brazilian Reais	Thousands of shares	Thousands of Brazilian Reais
Balance at January 1, 2024	4,384	(63,095)	(948,854)	(1,011,949)
Changes during the year	25,098	(300,689)	(2,025)	(302,714)
Balance at September 30, 2024	29,482	(363,784)	(950,879)	(1,314,663)

AMBEV S.A.

	Acquisition/(realization of shares)		Results from treasury shares	Total treasury shares
	Thousands of shares	Thousands of Brazilian Reais	Thousands of shares	Thousands of Brazilian Reais
Balance at January 1, 2025	29,807	(365,626)	(967,117)	(1,332,743)
Changes during the year	139,398	(1,744,042)	6,099	(1,737,943)
Balance at September 30, 2025	169,205	(2,109,668)	(961,018)	(3,070,686)

13.2.2 Share-based payment

Different share-based payment programs allow the Group’s senior management to acquire shares in the Company (Note 19 – Share-based payments). The share-based payment reserve recorded an expense of R$306,106 on September 30, 2025 (R$290,447 at September 30, 2024).

13.3 Net income reserves

	Profit reserves
	Investment reserve	Legal reserve	Fiscal incentives	Total
Balance at January 1, 2024	25,786,098	4,456	17,399,286	43,189,840
Balance at September 30, 2024	25,786,098	4,456	17,399,286	43,189,840

	Profit reserves
	Investment reserve	Legal reserve	Fiscal incentives	Total
Balance at January 1, 2025	36,125,152	4,456	17,507,411	53,637,019
Dividends	(496,600)	-	-	(496,600)
Balance at September 30, 2025	35,628,552	4,456	17,507,411	53,140,419

There was no change in profit reserves in the third quarter of 2024 and of 2025.

13.3.1 Tax incentives

The tax incentives recognized by the Company in its net equity, under profit reserves, relate to industrial development programs that aim at the fostering of employment generation, increasing of regional decentralization, in addition to complementing and diversifying the industrial bases of some regions and states in Brazil. In these states, the grace periods and incentive terms are set out in normative acts issued by the respective states, and when there are conditions for obtaining these grants, they are under the Company’s control. The tax treatment of states incentives complies with the provisions of current federal, state, and municipal legislation, particularly Complementary Federal Law No. 160/2017 and CONFAZ Agreement No. 190/2017. Following the revocation of Article 30 of Federal Law No. 12,973/14 by Federal Law No. 14,789/23, the state tax incentives in the form of presumed ICMS credits have ceased to be allocated to the tax incentive reserve, starting from 2024. The other federal and state tax incentives continue to be recognized as reserve.

13.3.2 Interest on capital/dividends

Event	Approval	Type	Date of payment	Year	Type of share	Amount per share	Total amount
Board of Directors’ Meeting	02/25/2025	Dividends	04/04/2025	2025	ON	0.1276	1,997,499
Board of Directors’ Meeting	7/5/2025	Dividends	07/07/2025	2025	ON	0.1280	2,000,739
Board of Directors’ Meeting	07/30/2025	Dividends	6/10/2025	2025	ON	0.1283	2,000,488
							5,998,726

Distribution dividends–February/2025 resolution: on meeting held on February 25, 2025, the Board of Directors approved the distribution of dividends at a rate of R$0.1276 per share of the Company, based on the available balances in the balance sheet of January 31, 2025, which were treated as part of the mandatory minimum dividends for the 2025 fiscal year, and the remainder was allocated to the Investments Reserve constituted in previous fiscal years. The payment of dividends was made on April 04, 2025.

AMBEV S.A.

Distribution dividends–May/2025 resolution: on meeting held on May 07, 2025, the Board of Directors approved the distribution of dividends at a rate of R$0.1280 per share of the Company, based on the available balances in the balance sheet of March 31, 2025, which were treated as part of the mandatory minimum dividends for the 2025 fiscal year. The payment of dividends was made on July 07, 2025.

Distribution dividends- July/2025 resolution: on the meeting held on July 30, 2025, the Board of Directors approved the distribution of dividends at a rate of R$0.1283 per share of the Company, based on the available balances in the balance sheet of June 30, 2025, which were treated as part of the mandatory minimum dividends for the 2025 fiscal year. The payment of dividends was made on October 06, 2025.

AMBEV S.A.

13.4 Carrying value adjustments

	Carrying value adjustments
	Translation reserves	Cash flow hedge	Actuarial gains/ (losses)	Gains/(losses) of non-controlling interest’s share	Other movements	Business combination	Accounting adjustments for transactions between shareholders	Total
Balance at January 1, 2024	(2,458,382)	697,825	(678,235)	(81,172)	(64,503)	156,091	(75,449,667)	(77,878,043)
Comprehensive income:
Gains/(losses) on cumulative translation adjustments [CTA]	3,998,332	-	-	-	-	-	-	3,998,332
Cash flow hedges	-	(101,858)	-	-	-	-	-	(101,858)
Actuarial gains/(losses)	-	-	536	-	-	-	-	536
Total comprehensive income	3,998,332	(101,858)	536	-	-	-	-	3,897,010
Gains/(losses) of controlling interest	385,670	(578)	(1,174)	133,373	-	-	-	517,291
Taxes on deemed dividends	-	-	-	-	(17,276)	-	-	(17,276)
Balance at September 30, 2024	1,925,620	595,389	(678,873)	52,201	(81,779)	156,091	(75,449,667)	(73,481,018)

	Carrying value adjustments
	Translation reserves	Cash flow hedge	Actuarial gains/ (losses)	Gains/(losses) of non-controlling interest’s share	Other movements	Business combination	Accounting adjustments for transactions between shareholders	Total
Balance at January 1, 2025	6,121,951	1,248,882	(602,521)	74,007	(94,246)	156,091	(75,461,490)	(68,557,326)
Comprehensive income:
Gains/(losses) on cumulative translation adjustment [CTA]	(10,440,425)	-	-	-	-	-	-	(10,440,425)
Cash flow hedges	-	(1,514,838)	-	-	-	-	-	(1,514,838)
Actuarial gains/(losses)	-	-	(504)	-	-	-	-	(504)
Total comprehensive income	(10,440,425)	(1,514,838)	(504)	-	-	-	-	(11,955,767)
Gains/(losses) of controlling interest	-	-	-	1,828	-	-	-	1,828
Taxes on deemed dividends	-	-	-	-	(62,230)	-	-	(62,230)
Other	-	-	(11,728)	-	-	-	-	(11,728)
Balance at September 30, 2025	(4,318,474)	(265,956)	(614,753)	75,835	(156,476)	156,091	(75,461,490)	(80,585,223)

AMBEV S.A.

14.	SEGMENT REPORTING

(a)	Reportable segments nine-month period ended on September 30,:
	Brazil		CAC		Latin America – South		Canada		Consolidated
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024

Net sales	35,036,473	34,886,737	8,180,388	7,753,204	12,323,230	12,392,401	7,894,743	7,384,909	63,434,834	62,417,251
Cost of sales	(17,488,790)	(17,558,979)	(3,711,118)	(3,593,146)	(6,586,284)	(6,775,847)	(3,325,668)	(3,163,605)	(31,111,860)	(31,091,577)
Gross profit	17,547,683	17,327,758	4,469,270	4,160,058	5,736,946	5,616,554	4,569,075	4,221,304	32,322,974	31,325,674
Distribution expenses	(4,484,098)	(4,649,879)	(652,491)	(673,994)	(1,548,919)	(1,603,059)	(1,331,202)	(1,342,821)	(8,016,710)	(8,269,753)
Sales and marketing expenses	(3,514,447)	(3,501,598)	(571,257)	(583,592)	(1,219,905)	(1,285,951)	(857,130)	(752,538)	(6,162,739)	(6,123,679)
Administrative expenses	(2,713,495)	(2,770,356)	(331,789)	(327,902)	(680,110)	(708,554)	(544,811)	(506,588)	(4,270,205)	(4,313,400)
Other operating income/(expenses)	1,741,445	1,671,133	2,871	8,313	32,197	18,793	(8,331)	9,695	1,768,182	1,707,934
Exceptional items	(21,100)	(13,334)	878,202	(7,547)	(68,305)	(11,538)	(15,896)	(15,759)	772,901	(48,178)
Income from operations	8,555,988	8,063,724	3,794,806	2,575,336	2,251,904	2,026,245	1,811,705	1,613,293	16,414,403	14,278,598
Net financial results									(2,916,360)	(1,703,692)
Share of results of associates and joint ventures									(8,130)	1,822
Income before income tax									13,489,913	12,576,728
Income tax expenses									(2,030,978)	(2,754,357)
Net income									11,458,935	9,822,371

Acquisitions of property, plant and equipment	2,117,829	2,053,198	310,522	367,684	380,126	635,312	151,821	173,794	2,960,298	3,229,988

AMBEV S.A.

(continued)

	Brazil		CAC		Latin America – South		Canada		Consolidated
	09/30/2025	12/31/2024	09/30/2025	12/31/2024	09/30/2025	12/31/2024	09/30/2025	12/31/2024	09/30/2025	12/31/2024

Segment assets	57,761,351	57,775,680	13,898,444	16,742,086	22,479,685	28,247,805	16,176,823	18,394,281	110,316,303	121,159,852
Inter-segment eliminations									(4,076,252)	(4,607,706)
Non-segmented assets (i)									34,514,944	45,955,803
Total assets									140,754,995	162,507,949

Segment liabilities	26,519,838	34,429,339	4,821,212	6,814,181	5,890,137	9,146,093	4,295,809	4,976,576	41,526,996	55,366,189
Inter-segment eliminations									(4,076,104)	(4,607,698)
Non-segmented liabilities (i)									103,304,103	111,749,458
Total liabilities									140,754,995	162,507,949

(i) The balance of non-segmented assets refers mainly to cash and cash equivalents, taxes, and investments. The balance of non-segmented liabilities refers primarily to equity, taxes and derivatives.

Non-current assets attributed to Brazil (the Company’s country of domicile) and to Canada amounted to R$44,304,747 and R$14,056,792, respectively, at September 30, 2025 (R$44,725,285 and R$16,131,204, respectively, at December 31, 2024. Net revenue attributable to the Company's operations in Argentina totaled R$5,418,145 for the nine-month period ended September 30, 2025 (R$6,984,909 as of September 30, 2024), and the segmented non-current assets related to the same country totaled R$9,600,966 for the same period ended September 30, 2025 (R$12,576,758 as of December 31, 2024).

AMBEV S.A.

(b)	Reportable segments – three-month period ended on September 30,:

	Brazil		CAC		Latin America – South		Canada		Consolidated
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024

Net sales	11,760,326	11,959,311	2,738,890	2,858,513	3,491,946	4,381,830	2,856,100	2,897,085	20,847,262	22,096,739
Cost of sales	(5,900,770)	(5,954,799)	(1,208,899)	(1,288,860)	(1,808,645)	(2,498,055)	(1,201,691)	(1,230,889)	(10,120,005)	(10,972,603)
Gross profit	5,859,556	6,004,512	1,529,991	1,569,653	1,683,301	1,883,775	1,654,409	1,666,196	10,727,257	11,124,136
Distribution expenses	(1,452,749)	(1,520,653)	(207,645)	(247,973)	(420,507)	(550,900)	(478,767)	(508,739)	(2,559,668)	(2,828,265)
Sales and marketing expenses	(1,109,528)	(1,093,784)	(188,627)	(225,783)	(346,717)	(421,107)	(275,034)	(287,334)	(1,919,906)	(2,028,008)
Administrative expenses	(893,538)	(968,082)	(94,028)	(113,651)	(194,660)	(274,199)	(172,785)	(174,070)	(1,355,011)	(1,530,002)
Other operating income/(expenses)	565,861	565,522	5,771	2,142	15,815	26,382	(20,318)	1,275	567,129	595,321
Exceptional items	(3,801)	(6,497)	883,026	(3,387)	(33,908)	(6,747)	159	(2,251)	845,476	(18,882)
Income from operations	2,965,801	2,981,018	1,928,488	981,001	703,324	657,204	707,664	695,077	6,305,277	5,314,300
Net financial results									(1,085,993)	(681,525)
Share of results of associates and joint ventures									(5,392)	36,844
Income before income tax									5,213,892	4,669,619
Income tax expenses									(350,172)	(1,103,318)
Net income									4,863,720	3,566,301

The net revenue attributable to the Company's operations in Argentina amounted to R$1,023,216 billion in the three-month period ended September 30, 2025 (R$2,284,857 billion in the three-month period ended September 30, 2024).

AMBEV S.A.

(c)	Additional information – by business unit – nine and three-month periods ended on September 30,:

	nine-month period ended September 30:						Three-month period ended September 30:
	Brazil						Brazil
	Beer		NAB		Total		Beer		NAB		Total
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024

Net sales	28,667,586	28,885,252	6,368,887	6,001,485	35,036,473	34,886,737	9,677,215	9,886,331	2,083,111	2,072,980	11,760,326	11,959,311
Cost of sales	(13,870,464)	(14,252,701)	(3,618,326)	(3,306,278)	(17,488,790)	(17,558,979)	(4,749,679)	(4,825,072)	(1,151,091)	(1,129,727)	(5,900,770)	(5,954,799)
Gross profit	14,797,122	14,632,551	2,750,561	2,695,207	17,547,683	17,327,758	4,927,536	5,061,259	932,020	943,253	5,859,556	6,004,512
Distribution expenses	(3,516,969)	(3,727,702)	(967,129)	(922,177)	(4,484,098)	(4,649,879)	(1,156,559)	(1,196,033)	(296,190)	(324,620)	(1,452,749)	(1,520,653)
Sales and marketing expenses	(3,162,525)	(3,140,534)	(351,922)	(361,064)	(3,514,447)	(3,501,598)	(973,582)	(969,168)	(135,946)	(124,616)	(1,109,528)	(1,093,784)
Administrative expenses	(2,375,850)	(2,409,986)	(337,645)	(360,370)	(2,713,495)	(2,770,356)	(781,894)	(843,057)	(111,644)	(125,025)	(893,538)	(968,082)
Other operating income/(expenses)	1,387,714	1,359,101	353,731	312,032	1,741,445	1,671,133	467,100	461,649	98,761	103,873	565,861	565,522
Exceptional items	(21,100)	(13,334)	-	-	(21,100)	(13,334)	(3,801)	(6,497)	-	-	(3,801)	(6,497)
Income from operations	7,108,392	6,700,096	1,447,596	1,363,628	8,555,988	8,063,724	2,478,800	2,508,153	487,001	472,865	2,965,801	2,981,018
Net financial results					(1,511,736)	(1,097,617)					(539,582)	(401,486)
Share of results of associates and joint ventures					(8,057)	2,691					(5,286)	36,592
Income before income tax					7,036,195	6,968,798					2,420,933	2,616,124
Income tax expenses					23,080	(766,215)					313,099	(450,639)
Net income					7,059,275	6,202,583					2,734,032	2,165,485

AMBEV S.A.

15.	NET SALES

In accordance with Brazilian Federal Law No 6,404/76, the Company discloses the reconciliation between gross and net sales presented in the consolidated statement of profit or loss. The revenue figures by operational segment are disclosed in Note 14 – Segment reporting.

	Nine-month period ended:		Three-month period ended:
	09/30/2025	09/30/2024	09/30/2025	09/30/2024

Gross sales	94,324,099	93,425,564	31,023,012	33,120,469
Excise duty	(19,813,613)	(19,436,205)	(6,626,253)	(6,989,973)
Discounts	(11,075,652)	(11,572,108)	(3,549,497)	(4,033,757)
Total	63,434,834	62,417,251	20,847,262	22,096,739

At September 30, 2025 the Company recognized R$1,138,664 in tax incentives (R$1,041,002 at September 30, 2024). These amounts represent government grants in the nature of effective tax collection, which were recognized in the operating net revenue.

Additionally, in the three-month period ended September 30, 2025, the Company recognized R$403,141 (R$366,779 in the three-month period ended September 30, 2024) under the same nature and accounting classification.

16.	OTHER OPERATING INCOME/(EXPENSES)

	Nine-month period ended:		Three-month period ended:
	09/30/2025	09/30/2024	09/30/2025	09/30/2024

Government grants and subsidized loan gains	1,357,939	1,301,119	484,743	479,441
Prior-year credits/(debits)	-	22,913	-	22,913
(Additions to)/reversals of provisions	(83,962)	(19,910)	(9,190)	(8,009)
Gains/(losses) on disposals of property, plant and equipment, intangible assets and investments in of associates	71,948	74,887	9,870	32,998
Other operating income/(expenses), net	422,257	328,925	81,706	67,978
Total	1,768,182	1,707,934	567,129	595,321

17.	EXCEPTIONAL ITEMS

	Nine-month period ended:		Three-month period ended:
	09/30/2025	09/30/2024	09/30/2025	09/30/2024

Restructuring (i)	(110,961)	(47,371)	(38,556)	(18,401)
Result on sale of subsidiary (ii)	884,467	-	884,467	-
Effects of the application of IAS 29 (hyperinflation)	(605)	(807)	(435)	(481)
Total	772,901	(48,178)	845,476	(18,882)

(i) The restructuring expenses primarily relate to organizational realignments resulting from the Group’s operational improvements, resizing initiatives and digitalization efforts.

(ii) As disclosed in Note 1 - Corporate Information, item 1.3.2 – Sale of subsidiary.

AMBEV S.A.

18.	FINANCIAL RESULTS

	Nine-month period ended:		Three-month period ended:
	09/30/2025	09/30/2024	09/30/2025	09/30/2024
Finance income
Income from cash and cash equivalents	863,310	1,008,455	271,744	278,719
Income from debt securities	126,034	71,368	45,466	33,558
Income from other receivables (i)	462,012	523,596	72,506	190,181
Other finance income	564,307	42,629	281,834	13,109
Total finance income	2,015,663	1,646,048	671,550	515,567

Finance expenses
Interest on accounts payable present value adjustment	(817,359)	(860,154)	(271,889)	(245,661)
Interest on bank debts and tax incentives	(129,890)	(142,342)	(42,288)	(49,115)
Interest on provisions for disputes and litigation	(292,572)	(153,105)	(204,661)	(59,059)
Interest on leases	(188,603)	(123,769)	(67,044)	(45,031)
Interest on pension plans	(82,251)	(82,400)	(27,025)	(28,886)
Other interest expenses (ii)	(363,260)	(410,162)	(106,815)	(147,644)
Losses on hedging instruments (iii)	(837,827)	(513,464)	(283,148)	(170,325)
Taxes on financial transactions	(217,270)	(146,601)	(97,461)	(45,725)
Bank guarantee expenses and surety bond premiums	(213,178)	(215,150)	(42,771)	(98,529)
Other finance expenses	(205,168)	(206,508)	(71,409)	(46,135)
Total finance expenses	(3,347,378)	(2,853,655)	(1,214,511)	(936,110)

Effects of the application of IAS 29 (hyperinflation)	(45,206)	(243,649)	(18,979)	(99,444)
Exchange differences, net (iv)	(1,539,439)	(252,436)	(524,053)	(161,538)
Other net financial results	(1,584,645)	(496,085)	(543,032)	(260,982)

Net financial results	(2,916,360)	(1,703,692)	(1,085,993)	(681,525)

(i) Refers mainly to monetary adjustments on taxes to be recovered.

(ii) Includes, among others, interest related to the financing of tax payments under the 2017 Special Tax Regularization Program (“PERT”).

(iii) Refers to the forward element, which may be separated and excluded from the designation of a financial instrument as a hedging instrument, in accordance with IFRS 9- Financial Instruments.

(iv) In some jurisdictions where the Group operates, there are additional costs associated with acquiring foreign currency, used for payments to some suppliers as well as for the remittance of earnings to the parent companies.

Interest expenses are presented net of the effects of derivative financial instruments used to hedge the Company’s interest rate risk (see also Note 20- Financial instruments and risks).

19.	SHARE-BASED PAYMENTS

Currently, the Company has two share-based payment programs: (i) the Stock Option Plan, approved at the Extraordinary General Meeting held on July 30, 2013 (the “Stock Option Plan”); and (ii) the Share-based Plan approved at the Extraordinary General Meeting of April 29, 2016, as amended at the Extraordinary General Meeting held on April 24, 2020 (“Share-Based Plan”). Each plan may periodically issue different programs stock options, restricted stock units (RSUs) and performance stock units (PSUs). These programs allow employees and members of senior management members, as nominated by the Board of Directors and the People Committee, to acquire shares of the Company through the exercise of stock options or to receive shares directly.

19.1 Share-Based Plan

During the nine-month period, the Company granted 16,273 thousand restricted and performance shares under the Share-Based Plan (6,787 thousand in September 30, 2024), representing a fair value of approximately R$200,177 in September 30, 2025 (R$85,384 in September 30, 2024).

AMBEV S.A.

The total number of shares granted to employees under the Share-Based Plan, which will be delivered in the future upon the fulfilment of certain conditions, is presented below:

Restricted and performance stock units

Thousand restricted shares	09/30/2025	09/30/2024

Restricted and performance stocks outstanding at January	120,417	118,996
New restricted and performance stocks during the period	16,273	6,787
Restricted and performance stocks vested during the period	(10,990)	(7,307)
Restricted and performance stocks forfeited during the period	(5,068)	(3,480)
Restricted and performance stocks outstanding at the end of the period	120,632	114,996

19.2 Options Plan

Stock options have neither been granted nor exercised during the periods ended September 30, 2025, and September 30, 2024. The total number of outstanding stock options is as follows:

Thousand options	09/30/2025	09/30/2024

Options outstanding at January 1	72,466	87,961
Options forfeited during the period	(1,847)	(1,694)
Options outstanding at the end of the period	70,619	86,267

In September 30, 2025the exercise prices of the outstanding options ranged from R$16.34 (R$15.95 at September 30, 2024) to R$22.40 (R$34.18 at September 30, 2024), and the remaining exercise period for these options is up to 50 months. Of the 70,619 thousand outstanding options (86,267 thousand at September 30, 2024), 70,619 thousand options were vested as of September 30, 2025 (68,402 thousand at September 30, 2024).

The weighted average exercise price of the options is as follows:

In R$ per share	09/30/2025	09/30/2024

Options outstanding on January 1	18.26	18.86
Options forfeited during the period	18.16	18.50
Options outstanding at the end of the period	19.92	18.93
Options exercisable at the end of the period	19.92	19.16

The Company carries out periodic share buybacks when necessary to meet demand for shares to be delivered under the plans mentioned above.

19.3 Expenses related to share-based payments

The share-based payments transactions described above generated an expense of R$307,720 on September 30, 2025 (R$291,812 on September 30, 2024), which was recorded under administrative expenses.

AMBEV S.A.

20.	FINANCIAL INSTRUMENTS AND RISKS

20.1 Categories of financial instruments

The financial instruments held by the Company and its subsidiaries are managed based on operational strategies and internal controls designed to assure liquidity, profitability, and security in transaction. Transactions involving financial instruments are regularly reviewed to assess the effectiveness of the risk exposures that management intends to cover (including foreign exchange, and interest rate risk, among others).

The table below presents the consolidated financial instruments recognized in the financial statements, classified by category:

Financial instrument items	09/30/2025	12/31/2024
Assets
Amortized cost
Cash and cash equivalents (note 5.1)	18,307,699	28,595,666
Trade receivables excluding prepaid expenses	7,828,836	8,140,218
Investment securities (note 5.2)	113,757	255,959
Subtotal	26,250,292	36,991,843
Fair value through profit or loss
Investment securities (note 5.2)	1,517,372	1,170,496
Derivatives hedges (note 20.2)	365,430	1,218,587
Subtotal	1,882,802	2,389,083
Total assets	28,133,094	39,380,926

Liabilities
Amortized cost
Trade payables (note 10)	19,694,122	25,551,228
Interest-bearing loans and borrowing (note 11)	2,894,517	3,452,728
Other liabilities	2,700,309	3,044,314
Subtotal	25,288,948	32,048,270
Fair value through profit or loss
Put options granted on subsidiaries (i)	1,098,762	1,184,177
Derivatives hedges (note 20.2)	1,256,154	211,441
Other liabilities	264,846	300,519
Subtotal	2,619,762	1,696,137
Total liabilities	27,908,710	33,744,407

(i) Put options granted on subsidiaries: the Company recognized a liability related to the acquisition of the remaining non-controlling interest in the operations in the Dominican Republic. This financial instrument is denominated Dominican Pesos and refers to Tranche B. The instrument is recorded by an entity whose functional currency is the Brazilian Real. The Company designated this financial instrument as a hedging instrument for a portion of its net assets located in subsidiaries whose functional currency is the Dominican Peso, so that the hedge result is recognized in the Group’s other comprehensive income, consistent with the results of the hedged items.

At September 30, 2025 and December 31, 2024, the Company did not have any financial assets measured at fair value through other comprehensive income.

AMBEV S.A.

20.2 Derivative financial instruments

Transactions protected by derivative financial instruments in accordance with the Financial Risk Management Policy

					Nine-month period ended: 09/30/2025			Three-month period ended: 09/30/2025
			Fair Value		Gains/(losses)			Gain / (Losses)
Hedge position	Risk	Notional	Assets	Liabilities	Financial results	Operational result	Equity	Financial results	Operational result	Equity
					Forward element	Spot element	Hedge accounting effect	Forward element	Spot element	Hedge accounting effect

Cost		19,620,148	364,503	(1,244,638)	(846,716)	788,474	(1,186,789)	(294,137)	94,735	(114,272)
	Commodities	5,219,134	237,001	(159,463)	(77,799)	(34,015)	192,802	(32,405)	8,453	124,731
	US Dollars	14,401,014	127,502	(1,085,175)	(768,917)	822,489	(1,379,591)	(261,732)	86,282	(239,003)

Imports of fixed assets		105,113	509	(7,000)	(1,996)	2,395	(7,326)	(1,430)	(142)	(95)
	US Dollars	105,113	509	(7,000)	(1,996)	2,395	(7,326)	(1,430)	(142)	(95)

Expenses		71,902	418	(4,516)	(1,425)	3,979	1,822	(1,066)	2,799	5,713
	US Dollars	71,902	418	(4,516)	(1,425)	3,979	1,822	(1,066)	2,799	5,713
Balance at end of the period		19,797,163	365,430	(1,256,154)	(850,137)	794,848	(1,192,293)	(296,633)	97,392	(108,654)

AMBEV S.A.

		12/31/2024			Nine-month period ended: 09/30/2024			Three-month period ended: 09/30/2024
			Fair Value		Gains/(losses)			Gain / (Losses)
Hedge position	Risk	Notional	Assets	Liabilities	Financial results	Operational result	Equity	Financial results	Operational result	Equity
					Forward element	Spot element	Hedge accounting effect	Forward element	Spot element	Hedge accounting effect

Cost		16,309,171	1,202,356	(211,364)	(499,851)	366,409	83,538	(168,587)	341,930	(118,102)
	Commodities	5,026,998	127,867	(204,113)	(223,532)	(170)	202,929	(57,753)	49,959	238,812
	US Dollars	11,282,173	1,074,489	(6,891)	(278,808)	365,594	(119,535)	(111,415)	291,757	(357,175)
	Euros	-	-	-	(197)	617	546	(41)	363	405
	Mexican Pesos	-	-	(360)	2,686	368	(402)	622	(149)	(144)

Imports of fixed assets		207,906	10,121	(71)	(2,966)	6,565	11,207	371	2,571	1,168
	US Dollars	207,906	10,121	(71)	(2,966)	6,565	11,207	371	2,571	1,168

Expenses		57,532	3,451	-	(1,186)	1,911	3,369	(106)	915	794
	US Dollars	57,532	3,451	-	(1,186)	1,911	3,369	(106)	915	794

Financial assets		-	2,659	-	10,445	-	-	8,230	-	-
	US Dollars	-	2,659	-	10,445	-	-	8,230	-	-
Balance at end of the period		16,574,609	1,218,587	(211,441)	(493,558)	374,885	98,114	(160,092)	345,416	(116,140)

As disclosed in the Company’s accounting policies, the forward element, which may be separated and excluded from hedge designation, is recognized in the financial result in accordance with IFRS 9 - Financial Instruments.

AMBEV S.A.

20.2.1 Instrument maturity

At September 30, 2025, the Notional and Fair Value amounts, by instrument and maturity, were as follow:

		Notional Value
Hedge position	Risk	2025	2026	Total

Cost		6,341,441	13,278,707	19,620,148
	Commodities	1,680,575	3,538,559	5,219,134
	US Dollars	4,660,866	9,740,148	14,401,014

Imports of fixed assets		21,587	83,526	105,113
	US Dollars	21,587	83,526	105,113

Expenses		13,491	58,411	71,902
	US Dollars	13,491	58,411	71,902
		6,376,519	13,420,644	19,797,163

		Fair Value
Hedge position	Risk	2025	2026	Total

Costs		(569,319)	(310,816)	(880,135)
	Commodities	(43,648)	121,186	77,538
	US Dollars	(525,671)	(432,002)	(957,673)

Imports of fixed assets		(1,937)	(4,554)	(6,491)
	US Dollars	(1,937)	(4,554)	(6,491)

Expenses		(917)	(3,181)	(4,098)
	US Dollars	(917)	(3,181)	(4,098)
		(572,173)	(318,551)	(890,724)

20.2.2 Margins pledged as guarantees

To comply with margin requirements established by derivative exchanges and/or counterparties to certain derivative financial instrument transactions, at September 30, 2025, the Group held R$165,658 financial investments with high liquidity or in cash, classified as cash and cash equivalents and investment securities (R$165,736 at December 31, 2024).

20.3 Classification of financial instruments

	09/30/2025				12/31/2024
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Investment securities	1,517,372	-	-	1,517,372	1,170,496	-	-	1,170,496
Derivatives assets at fair value through profit and loss	-	-	-	-	2,659	-	-	2,659
Derivatives – operational hedges	106,413	259,017	-	365,430	21,274	1,194,654	-	1,215,928
	1,623,785	259,017	-	1,882,802	1,194,429	1,194,654	-	2,389,083
Financial liabilities
Put options granted on subsidiaries	-	-	1,098,762	1,098,762	-	-	1,184,177	1,184,177
Other liabilities	-	-	264,846	264,846	-	-	300,519	300,519
Derivatives – operational hedges	82,677	1,173,477	-	1,256,154	52,232	159,209	-	211,441
	82,677	1,173,477	1,363,608	2,619,762	52,232	159,209	1,484,696	1,696,137

There were no transfers of assets and liabilities among fair value hierarchy Levels 1, 2, and 3 during the periods presented.

AMBEV S.A.

20.3.1 Financial instruments level 3

PUT CND

In accordance with the Shareholders' Agreement of Tenedora CND S.A. ("Tenedora”) – holding company headquartered in the Dominican Republic which owns almost the entire share capital of CND – executed between the Company and E. León Jimenes, S.A. (“ELJ”), ELJ is the owner of 2.89% of the shares of Tenedora, and has a put option for such remaining interest, corresponding to Tranche B as provided in the Agreement. This put option may be exercised by ELJ starting as from 2026 (or prior to that date in the event of a change of control of Tenedora or the sale of all or substantially all of its assets). The Company, in turn, holds call option over the Tranche B shares, exercisable starting from 2029.

At September 30, 2025, the Tranche B shares held by ELJ were valued at R$1,098,762 (R$1,184,177 at December 31, 2024). The fair value of Tranche B was calculated based on the EBITDA multiple defined in the agreement, less net debt, and discounted to present value using standard valuation techniques, based on the present value of the principal and future interest, discounted using the local currency WACC as of the measurement date. The valuation inputs are based on market information from reliable sources and are classified within Level 3 of the fair value hierarchy.

Contingent consideration on acquisitions of G&W and Banded Peak

On January 2020, the Company’s subsidiary in Canada, Labatt Brewing Company Limited, acquired G&W Distilling Inc., a company with a portfolio of ready-to-drink alcoholic beverages. In the same month, Labatt also purchased the shares of Banded Peak Brewing Ltd., a Canadian craft brewery.

A portion of the purchase consideration for both transactions included contingent consideration based on the future performance of G&W and Banded Peak after the acquisition. During the first quarter of 2025, Labatt settled the total outstanding amount of the contingent consideration owed to Banded Peak. Additionally, reduction in the balance was mainly due to the change in the fair value of the contingent consideration owed to G&W. Thus, in September 30, 2025, the fair value of the G&W contingent consideration was R$264,846 (R$300,519 in December 31, 2024, including the Banded Peak contingent consideration. Management expects the G&W contingent consideration to be settled during fiscal year 2025.

20.3.2 Reconciliation of changes in the liabilities categorized at Level 3

Financial liabilities at December 31, 2024	1,484,696
Settlement of contingent consideration	(8,017)
Total gains and losses during the period	(113,071)
Losses/(gains) recognized in net income	99,479
Losses/(gains) recognized in equity	(212,550)
Financial liabilities at September 30, 2025	1,363,608

20.4 Risk management

The Company is exposed to foreign currency, interest rate, commodity price, liquidity and credit risk in the ordinary course of its business. The Company analyzes each of these risks individually and on a consolidated basis to define strategies to manage their economic impact in accordance with its Financial Risk Management Policy.

AMBEV S.A.

20.4.1 Market risk

20.4.1.1 Interest rate risk: represents of the possibility that the Company may incur losses due to fluctuations in interest rates, which may increase the financial expenses on its financial liabilities, and/or decrease the financial income from its financial assets, as well as negatively impacting the fair value of financial instruments measured at fair value. To mitigate this risk the Company applies a dynamic interest rate hedging approach, whereby the target mix between fixed and floating rate debt is reviewed periodically. The purpose of the Company’s policy is to achieve an optimal balance between the cost of funding and the volatility of financial results, considering market conditions. The Company’s overall business strategy is reviewed periodically.

The table below demonstrates the exposure of the Company and its subsidiaries to debts and respective weighted interest rates. As of September 30, 2025, the Company and its subsidiaries did not hold hedge positions to the exposure described below:

	09/30/2025		12/31/2024
	Risk		Risk
	Interest rate	Amount in Brazilian Real	Interest rate	Amount in Brazilian Real
Brazilian Reais	10.9%	1,931,840	10.2%	2,245,099
Other	14.5%	362,017	13.0%	510,194
Working capital in Paraguayan Guarani	24.2%	1,549	-	-
US Dollars	2.1%	10,138	8.0%	3,786
Canadian Dollars	5.5%	335,623	5.8%	439,367
Pre-fixed interest rate		2,641,167		3,198,446

Brazilian Reais	7.6%	254,899	7.8%	254,282
Post - fixed interest rate		254,899		254,282

Sensitivity analysis

The Company mitigates most of the risks arising from non-derivative financial assets and liabilities through the use of derivative financial instruments. In this context, the Company has identified the main risk factors that could lead to losses on these derivative financial instruments and has developed a sensitivity analysis based on three scenarios that could impact the Company’s future results and/or cash flows.

AMBEV S.A.

The sensitivity analysis of exchange rate fluctuations and commodity price variations is presented below:

					09/30/2025
Transaction	Risk	Fair Value	Probable scenario	Adverse scenario	Remote scenario

Commodities hedges	Increases in commodities price	77,538	119,569	1,382,322	2,687,106
Input purchases		(77,539)	(119,789)	(1,394,426)	(2,711,313)
Foreign exchange hedges	Foreign currency increases	(957,673)	(814,029)	2,642,580	6,242,833
Input purchases		957,674	812,531	(3,098,263)	(7,154,199)
Cost effects		-	(1,718)	(467,787)	(935,573)

Foreign exchange hedges	Foreign currency increases	(6,491)	(6,204)	19,787	46,065
Capex purchases		6,491	6,204	(29,484)	(65,459)
Fixed asset effects		-	-	(9,697)	(19,394)

Foreign exchange hedges	Foreign currency increases	(4,098)	(3,845)	13,878	31,853
Expenses		4,098	3,796	(29,099)	(62,296)
Results of expense effects		-	(49)	(15,221)	(30,443)
		-	(1,767)	(492,705)	(985,410)

20.4.1.3 Commodity risk: A significant portion of the Company’s inputs is comprised of commodities, which have historically experienced substantial price fluctuations. The Company's Policy establishes that entering into hedges is an appropriate way to protect the Company against unforeseen fluctuations in prices and foreign exchange rates. The Company therefore uses both fixed-price purchase contracts and derivative financial instruments to minimize its exposure to volatility in the prices of commodities such as aluminum, sugar, wheat, corn and paraxylene. These derivative financial instruments have been designated as cash flow hedges.

20.4.2 Credit risk

The carrying amounts of cash and cash equivalents, investment securities, trade receivables (excluding prepaid expenses), recoverable taxes and derivative financial instruments are presented net of impairment provisions, and represent the Company’s maximum exposure to credit risk at September 30, 2025. At September 30, 2025, there was no concentration of credit risk on any counterparty in excess of the limits established by the Company’s Credit Risk Policy. Counterparty risk is reassessed on a quarterly basis.

Customers

A substantial portion of the Company’s sales is made to distributors, supermarkets, and retailers through a broad distribution network. Credit risk is mitigated by the large number of customers and by the control procedures implemented to monitor this risk. Historically, the Company has not incurred significant losses on receivables from customers.

Investments

In order to minimize the credit risk on its investments, the Company has adopted cash and investment allocation procedures that take into account credit limits and credit analysis of financial institutions, thereby avoiding credit concentration, i.e. the credit risk is monitored and minimized by restricting negotiations to a select group of highly rated counterparties.

AMBEV S.A.

20.4.3 Liquidity risk

Historically, the Company’s primary sources of cash flow have been cash flow from operating activities, debt issuances, bank borrowing and equity securities. Ambev’s material cash requirements have included the following: payments of dividends and interest on capital; capital expenditures; investments in companies; increases in the ownership interests in Ambev’s subsidiaries or in companies in which it holds equity investments; share buyback programs; and debt servicing.

The Company believes that its cash flow from operating activities, cash and cash equivalents and short-term financial investments, together with derivatives financial instruments and access to credit facilities, are sufficient to finance its capital expenditure, financial liabilities and dividend payments in the future.

							09/30/2025
	Carrying amount	Contractual cash flow	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Trade and other payables (i)	31,727,164	33,537,543	30,368,087	153,399	40,583	1,112,920	1,862,554
Secured bank loans	99,604	128,572	27,846	25,182	25,181	50,363	-
Other secured loans	331,120	430,892	159,602	129,857	81,259	6,293	53,881
Lease liabilities	2,463,793	2,960,957	1,071,094	838,761	498,455	336,420	216,227
	34,621,681	37,057,964	31,626,629	1,147,199	645,478	1,505,996	2,132,662

							12/31/2024
	Carrying amount	Contractual cash flow	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Trade and other payables (i)	41,771,683	43,322,074	40,229,728	101,188	(30,267)	1,200,759	1,820,666
Secured bank loans	115,421	154,869	28,961	25,181	25,182	50,364	25,181
Other secured loans	372,239	502,104	160,474	147,555	125,823	14,404	53,848
Lease liabilities	2,965,068	3,470,163	1,319,846	1,003,668	569,066	347,996	229,587
	45,224,411	47,449,210	41,739,009	1,277,592	689,804	1,613,523	2,129,282

(i) Mainly includes amounts related to suppliers, taxes, fees and contributions payables, dividends and interest on equity payable, salaries and related charges, put options related to the Company’s ownership interests in subsidiaries and other liabilities, except for transactions with related parties.

20.4.4 Capital management

The Company continuously evaluates and optimizes its capital structure in order to maximize shareholder value while maintaining the desired financial flexibility to execute its strategic projects. In addition to the statutory minimum equity funding requirements applicable to the Company’s subsidiaries in different countries, the Company is not subject to any externally imposed capital requirements. When analyzing its capital structure, the Company uses the same debt ratios and capital classifications that are applied in the financial statements.

The company monitors its net debt to ensure the continuity of its operations over the long term.

	09/30/2025	12/31/2024
Debt details
Interest-bearing loans and borrowing current and non-current	2,894,517	3,452,728
(-) Current investment securities	(1,531,673)	(1,242,001)
(-) Cash and cash equivalents	(18,307,699)	(28,595,666)
Net debt/(cash)	(16,944,855)	(26,384,939)

AMBEV S.A.

20.4.5 Foreign currency risk

The Company is exposed to foreign currency risk on its borrowing, investments, purchases, dividends and/or interest expenses/income where these are denominated in a currency other than the functional currency of the respective Group entities. The main derivative financial instruments used to manage foreign currency risk are futures contracts, swaps, options, non-deliverable forwards and deliverable forwards.

20.5 Offsetting financial assets and liabilities

For financial assets and liabilities that are subject to settlement agreements or similar agreements, each agreement between the Company and the counterparty allows such settlement when both parties elect to do so. In the absence of such election, the assets and liabilities are settled at their gross amounts; however, each party retains the option to settle on a net basis in the event of default by the counterparty.

20.6 Risk management in relation to climate change and the sustainability strategy

Considering the nature of the Company’s operations, they are inherently exposed to certain risks related to climate change and other relevant sustainability matters.

There have been no changes in the key risks considered by management compared to those disclosed in the financial statements for the year ended December 31, 2024.

21.	COLLATERAL, CONTRACTUAL COMMITMENTS TO SUPPLIERS, ADVANCES FROM CUSTOMERS AND OTHERS

	09/30/2025	12/31/2024

Collateral given for the Company’s own liabilities	759,768	566,504
Other commitments	933,270	1,275,788
	1,693,038	1,842,292

Commitments to suppliers - Property, plant and equipment and Intangibles	641,740	691,745
Commitments to suppliers - Inventory	27,096,091	46,942,988
	27,737,831	47,634,733

At September 30, 2025, the Company had R$759,768 (R$540,126 at December 31, 2024) of cash guarantees.

Most of the commitments balance relates to obligations to packaging suppliers. These commitments are primarily aimed at ensuring a secure long-term supply of the Company’s strategic inputs and providing greater assurance to suppliers making long-term investments. The future contractual commitments are presented below:

	09/30/2025	12/31/2024

Less than 1 year	13,091,912	21,354,771
Between 1 and 2 years	4,212,190	12,333,160
More than 2 years	10,433,729	13,946,802
	27,737,831	47,634,733

Cash deposits used as guarantees are classified within other assets. The amount of fixed assets pledged as collateral is not material.

AMBEV S.A.

22.	RELATED PARTIES

The Company adopts corporate governance practices as recommended and/or required by the applicable laws and regulations. Under the Company’s bylaws, the Board of Directors is responsible for approving any transactions or agreements entered into between the Company and/or any of its subsidiaries (except wholly owned subsidiaries), its directors and/or shareholders (including direct or indirect partners of the Company’s shareholders). The Company's Governance Committee is responsible for advising the Board of Directors on matters related to related party transactions, among others.

Members of management are prohibited from taking part in any transaction in which a conflict of interest with the Company may exist, even if only in theory. This restriction also applies to any decision made by other members of management regarding the matter. Whenever such conflict exists, the members involved must inform management of the conflict and ensure that their non-participation in the deliberation is recorded in the minutes of the Board of Directors’ or Executive Board’s meeting.

22.1 Transactions with key management personnel

Key management personnel comprise the members of Executive Board and the Board of Directors. In addition to short-term benefits (mainly salaries), key management personnel are eligible to participate in the Company’s share-based payment plans, as described in note 19 – Share-based payments.

The total remuneration of key management personnel is presented below:

	Nine-month period ended:		Three-month period ended:
	09/30/2025	09/30/2024	09/30/2025	09/30/2024

Short-term benefits (i)	36,316	38,011	10,976	12,072
Share-based payments (ii)	96,073	73,206	31,973	25,218
Social security (iii)	4,553	11,791	1,523	2,969
Total key Management remuneration	136,942	123,008	44,472	40,259

(i) Mainly comprise fixed and variable compensation (including performance bonuses) paid to management.

(ii) Reflects expenses related to share options, deferred shares, restricted stocks and performance shares granted to Management.

(iii) Represents to the social security charges ("INSS”) levied on the management’s remuneration.

Except for the abovementioned remuneration, the Company has no other transaction with key management personnel, nor does it have outstanding balances receivable from or payable to them in the Company’s balance sheet.

22.2 Transactions with the Company's shareholders:

22.2.1 Medical, dental and other benefits

Fundação Zerrenner is one of Ambev’s shareholders, holding 10.2% of its share capital. Fundação Zerrenner is also an independent legal entity whose main goal is to provide Ambev’s employees, both active and retired, with healthcare and dental assistance, support for technical and higher education courses, and facilities for assisting elderly people, either directly or through financial assistance agreements with other entities. At September 30, 2025, and December 31, 2024, the actuarial obligations related to the benefits provided directly by Fundação Zerrenner were fully covered by plan assets held for this purpose, which significantly exceeded the corresponding liabilities at those dates.

AMBEV S.A.

Ambev recognizes the assets (recorded as prepaid expenses) to the extent of the economic benefits that are available to the Company, arising from reimbursements or reductions in future contributions.

During the nine-month period ended September 30, 2025, expenses incurred and recognized by Fundação Zerrenner with third parties to provide these benefits amounted to R$277,887 (R$257,393 at September 30, 2024), of which R$245,981 and R$31,906 related to active employees and retirees, respectively (R$232,243 and R$25,150 at September 30, 2024).

22.2.2 Licensing agreement with AB InBev

The Company maintains licensing agreement with AB InBev and certain of its subsidiaries, including as Group Modelo and Spaten-Franziskaner-Bräu GmbH, to produce, bottle, import, promote, sell and distribute their key brands in the territories were the Group operates. The Company also grants AB InBev and certain of its subsidiaries licenses granting similar rights over its key brands, such as Brahma®, in AB Inbev’s territories.

During the nine-month period ended September 30, 2025, the Group recognized R$49,129 (R$35,963 at September 30, 2024) and R$962,973 (R$746,893 at September 30, 2024) as royalty income and expenses, respectively, in its consolidated results.

22.3 Transactions with related parties

The Group’s consolidated results include R$570,971 from sales of products, services rendered and other income in the nine-month period ended September 30, 2025 (R$519,629 in September 30, 2024). Regarding product purchases and other expenses, the Group recognized, in the same nine-month period ended September 30, 2025, the amount to R$(2,192,001) (R$2,122,445 in September 30, 2024). Additionally, an amount to R$(10,995) was recognized by the Group as part of the net financial result from Transactions with related parties for the nine-month period ended September 30, 2025 (R$(16,352) on September 30, 2024). The Group's main related party transactions were conducted with the following companies: AB InBev Procurement GmbH, Anheuser-Busch Packaging Group Inc., Anheuser-Busch Inbev USA LLC, Bavaria S.A., Cervecería Modelo de Mexico S. de R.L. de C.V., among other.

23.	EVENTS AFTER THE REPORTING PERIOD

23.1 Share buyback program

In a meeting held on October 29, 2025, the Company’s Board of Directors approved, pursuant to article 30, Paragraph 1, item (b) of Law No. 6,404/76 and CVM Resolution No. 77/2022, a share buyback program for the repurchase of up to 208,000,000 (two hundred and eight million) common shares issued by the Company (“Program”), primarily for cancellation purposes., Any shares not cancelled may be held in treasury, sold and/or used to satisfy share-delivery obligations under the Company’s share-based compensation plans.. The Program will remain in effect until April 29, 2027, as detailed in the Notice on the Trading of the Company’s Own Shares, prepared in accordance with Exhibit G to CVM Resolution 80/2022 and disclosed on the date of approval, when the Company had 4,253,039,958 shares outstanding (as of September 30, 2025).

AMBEV S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2025

AMBEV S.A.

By:	/s/ Guilherme Fleury de Figueiredo Ferraz Parolari
Guilherme Fleury de Figueiredo Ferraz Parolari Chief Financial and Investor Relations Officer